   As filed with the Securities and Exchange Commission on November 23, 2001

                                                     Registration No. 333-71258
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 2

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                              Centene Corporation
            (Exact name of registrant as specified in its charter)

            Delaware                          6324                 04-1406317
  (State or other jurisdiction    (Primary Standard Industrial  (I.R.S. Employer
of incorporation or organization) Classification Code Number)  Identification No.)

                       7711 Carondelet Avenue, Suite 800
                          Saint Louis, Missouri 63105
                                (314) 725-4477
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                              Michael F. Neidorff
                              Centene Corporation
                       7711 Carondelet Avenue, Suite 800
                          Saint Louis, Missouri 63105
                                (314) 725-4477
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:
     John L. Gillis, Jr., Esq.         Mark L. Johnson, Esq.
      Armstrong Teasdale LLP             Hale and Dorr LLP
One Metropolitan Square, Suite 2600       60 State Street
 Saint Louis, Missouri 63102-2740   Boston, Massachusetts 02109
     Telephone: (314) 621-5070       Telephone: (617) 526-6000
        Fax: (314) 612-2248             Fax: (617) 526-5000

                               -----------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]



    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2001


PROSPECTUS

                               3,500,000 Shares

[LOGO] Centene Logo

                                 Common Stock


   This is an initial public offering of shares of common stock of Centene Corporation. We are offering 3,250,000 shares of common stock, and the Elizabeth A. Brinn Foundation is offering 250,000 shares of common stock. We expect that the initial public offering price will be between $13.00 and $15.00 per share. We will not receive any of the proceeds of the sale of shares by the Foundation.


   We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol "CNTE."

   Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 9.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ------------------

                                                     Per Share Total
           Public offering price....................     $       $
           Underwriting discounts and commissions...     $       $
           Proceeds, before expenses, to Centene....     $       $
           Proceeds to Elizabeth A. Brinn Foundation     $       $

   The underwriters may also purchase from selling stockholders named on page 55 up to an additional 525,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments. We will not receive any of the proceeds of the sale of shares by these selling stockholders.

                              ------------------

SG COWEN
                                                     THOMAS WEISEL PARTNERS LLC

                              CIBC WORLD MARKETS

   , 2001

    [Graphic depicting the heads and upper torsos of four children, accompanied by the following text:
    "Centene Corporation, Creating a better future in government services healthcare"
    "Centene Corporation provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, and the State Children's Health Insurance Program."]

                               TABLE OF CONTENTS


                                        Page
Prospectus Summary.....................   4
Risk Factors...........................   9
Forward-Looking Statements.............  18
Use of Proceeds........................  19
Dividend Policy........................  19
Capitalization.........................  20
Dilution...............................  21
Selected Consolidated Financial Data...  22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  23


                                                           Page
                Business..................................  30
                Management................................  43
                Related Party Transactions................  52
                Principal and Selling Stockholders........  54
                Description of Capital Stock..............  56
                Shares Eligible for Future Sale...........  58
                Underwriting..............................  61
                Legal Matters.............................  63
                Experts...................................  63
                Where You Can Find Additional Information.  63
                Index to Consolidated Financial Statements F-1

                               -----------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    Until      , which is 25 days after the date of this prospectus, all
dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              PROSPECTUS SUMMARY

    The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and related notes included in this prospectus, before you decide to invest in our common stock.

                              Centene Corporation

    We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, and the State Children's Health Insurance Program. We have health plans in Wisconsin, Indiana and Texas. In each of our service areas we have more Medicaid members than any other managed care entity. We believe our local approach to managing our health plans, including provider and member services, enables us to provide accessible, high quality, culturally-sensitive healthcare services to our members. Our disease management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine health problems, as well as more severe acute and chronic conditions. We combine our decentralized local approach with centralized finance, information systems, claims processing and medical management support functions. In order to focus on Medicaid and the State Children's Health Insurance Program, we do not offer Medicare or commercial products. For the nine months ended September 30, 2001, we generated $236.3 million in revenues and $9.0 million in net income.

                                 Our Industry

    Medicaid is a health insurance program for low-income individuals and individuals with disabilities. In 1998, Medicaid covered 15% of the total U.S. population, or 40.6 million people. Historically, children have represented the largest eligibility group for Medicaid, accounting for approximately 46% of the covered individuals in 1998. The State Children's Health Insurance Program was established to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. All states have adopted the State Children's Health Insurance Program.

    Since the early 1980s, increasing healthcare costs combined with significant growth in the number of Medicaid recipients have led many states to establish Medicaid managed care initiatives. State premium payments to managed care plans are financed in part by the federal government and increased from $700 million in 1988 to $13.2 billion in 1998. Recently, a growing number of states, including each of the states in which we operate, have mandated that their Medicaid recipients enroll in managed care plans.

                                 Our Approach

    Our approach to managed care is based on the following key attributes:

   . Medicaid Expertise. Over the last 17 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses.

   . Localized Services, Support and Branding. We provide access to healthcare services through local networks of providers and staff who focus on the cultural norms of their individual communities. We use locally recognized plan names, and we tailor our materials and processes to meet the needs of the communities and the state programs we serve.

   . Physician-Driven Approach. We have implemented a physician-driven approach in which our physicians are actively engaged in developing and implementing our healthcare delivery policies and strategies. This approach is designed to eliminate unnecessary costs, improve service to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base.

   . Efficiency of Business Model. The combination of our decentralized local approach to operating our health plans and our centralized finance, information systems, claims processing and medical management support functions allows us to quickly and economically integrate new business opportunities.

   . Specialized Systems and Technology. Through our specialized information systems, we are able to strengthen our relationships with providers and states, which helps us to grow our membership base. These systems also help us identify needs for new healthcare programs. Physicians use our claims, utilization and membership data to manage their practices more efficiently, and they benefit from our timely and accurate payments. State agencies use data from our information systems to demonstrate that their Medicaid populations are receiving quality healthcare in an efficient manner.

   . Complementary Business Lines. We have begun to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. We believe other business lines, such as our NurseWise triage program, will allow us to expand our services and diversify our sources of revenue.

                                 Our Strategy

    Our objective is to become the leading national Medicaid managed care organization. We intend to achieve this objective by implementing the following key components of our strategy:

   . increase penetration of existing state markets;

   . develop and acquire additional state markets;

   . diversify our business lines; and

   . leverage our information technologies to enhance operating efficiencies.

                           Additional Considerations


    Nearly all of our revenues come from Medicaid premiums paid by the states of Wisconsin, Indiana and Texas, which are the only states in which we operate. Our operating results depend significantly on Medicaid program funding, premium levels, eligibility standards, reimbursement levels and other regulatory provisions established by the federal government and the governments of the states in which we operate. Since we operate in a limited number of service markets, any termination of or failure to renew our existing contracts or any regulatory changes affecting those markets could materially reduce our revenues and profitability. Moreover, because the premiums we receive are established by contract, our profitability depends on our ability to predict and effectively manage the costs of healthcare services delivered to our members. For a discussion of these and other risks relating to an investment in our common stock, see "Risk Factors" below.


                             Corporate Information

    We were organized in Wisconsin in 1993 as Coordinated Care Corporation. We initially were formed to serve as a holding company for a Medicaid managed care line of business that has been operating in Wisconsin since 1984. We changed our corporate name to Centene Corporation in 1997 and reincorporated in Delaware in November 2001. Our corporate office is located at 7711 Carondelet Avenue, Suite 800, Saint Louis, Missouri 63105, and our telephone number is
(314) 725-4477. The address of our Web site is www.centene.com. The information on our Web site is not part of this prospectus.

    "CENTENE" and "NURSEWISE" are our registered service marks, the Centene logo is our service mark and "CONNECTIONS" is our trademark. We have also filed an application with the U.S. Patent and Trademark Office to register "START SMART FOR YOUR BABY" as our trademark. This prospectus also contains trademarks, service marks and trade names of other companies.

                                 The Offering

Common stock we are offering.......................... 3,250,000 shares

Common stock Elizabeth A. Brinn Foundation is offering 250,000 shares

Common stock to be outstanding after this offering.... 10,071,369 shares

Underwriters' over-allotment option................... 525,000 shares

Use of proceeds....................................... We intend to use our net proceeds of this offering to repay $4.0 million in principal amount of
                                                       subordinated notes and for general corporate
                                                       purposes, including working capital and potential
                                                       acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market symbol................ CNTE


    The number of shares of common stock to be outstanding after this offering is based on 6,821,369 shares of common stock outstanding as of November 21, 2001. This number includes shares to be issued upon conversion of our outstanding preferred stock and the exercise of outstanding warrants at or before the closing of this offering. It excludes:



   . 498,540 shares subject to options vested as of November 21, 2001 and having a weighted average exercise price of $2.02 per share;



   . 881,500 shares subject to options unvested (or exercisable only to acquire restricted shares that would be subject to future vesting) as of November 21, 2001 and having a weighted average exercise price of $2.22 per share; and



   . 532,185 additional shares reserved as of November 21, 2001 for future issuance under our stock-based compensation plans.



                               -----------------

    Except where we state otherwise, the information we present in this prospectus reflects:

   . no exercise of the underwriters' over-allotment option;

   . the automatic conversion of our outstanding preferred stock into common stock immediately before the closing of this offering; and

   . the exercise of outstanding warrants to purchase common stock before the closing of this offering.

               Summary Consolidated Financial and Operating Data
                 (dollars in thousands, except per share data)

    The following summary consolidated statement of operations data are derived from, and qualified by reference to, the consolidated financial statements and related notes appearing elsewhere in this prospectus. The pro forma share information included in the consolidated statement of operations data have been computed as described in note 22 of those notes.

                                                                                           Nine Months Ended
                                                           Year Ended December 31,           September 30,
                                                      --------------------------------  ----------------------
                                                         1998       1999       2000        2000        2001
                                                      ----------  --------  ----------  ----------  ----------
Statement of Operations Data:
Premiums (1)......................................... $  149,577  $200,549  $  216,414  $  157,994  $  235,995
Administrative services fees.........................        861       880       4,936       3,543         283
  Total revenues.....................................    150,438   201,429     221,350     161,537     236,278
Medical services costs...............................    132,199   178,285     182,495     133,575     195,512
General and administrative expenses..................     25,066    29,756      32,335      24,133      27,992
  Total operating expenses...........................    157,265   208,041     214,830     157,708     223,504
Income (loss) from continuing operations (2).........     (4,739)   (5,484)      7,728       4,506       8,975
Net income (loss)....................................     (6,962)   (9,411)      7,728       4,506       8,975
Net income (loss) per common share:
  Basic.............................................. $    (6.78) $ (10.99) $     8.03  $     4.59  $     9.47
  Diluted............................................ $    (6.78) $ (10.99) $     1.06  $     0.61  $     1.11
Weighted average common shares outstanding:
  Basic..............................................  1,044,434   900,944     901,526     901,526     908,918
  Diluted............................................  1,044,434   900,944   6,819,595   6,793,208   7,787,653
Pro forma net income per common share:
  Basic..............................................                       $     1.13              $     1.31
  Diluted............................................                       $     1.13              $     1.15
Pro forma weighted average common shares outstanding:
  Basic..............................................                        6,819,869               6,827,261
  Diluted............................................                        6,819,595               7,787,653
Operating Data:
Medical loss ratio (3)...............................       88.4%     88.9%       84.3%       84.5%       82.8%
General and administrative expenses ratio (4)........       16.7%     14.8%       14.6%       14.9%       11.8%
EBITDA from continuing operations (5)................ $   (4,403) $ (3,844) $    8,830  $    5,851  $   16,854
Members at end of period.............................    135,600   142,300     194,200     185,450     224,800

--------
(1)Premiums consist of payments we receive from states to provide health benefits to members and do not include investment income.
(2)We discontinued our commercial managed care line of business in 1999.
(3)Medical loss ratio represents medical services costs as a percentage of premiums.
(4)General and administrative expenses ratio represents general and administrative expenses as a percentage of total revenues.
(5)EBITDA from continuing operations represents net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, and discontinued operations. EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income
   (loss), cash flows provided by operating activities or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA from continuing operations is included because we believe that some investors may find it useful in evaluating our ability to meet future capital expenditure and working capital requirements. EBITDA from continuing operations is not necessarily a measure of our ability to fund our cash needs.

    The following table summarizes our balance sheet data at September 30, 2001:

   . on an actual basis;

   . on a pro forma basis to reflect the conversion of outstanding preferred stock into common stock and the exercise of outstanding warrants, all before the closing of this offering; and

   . on a pro forma as adjusted basis to also reflect our sale of the 3,250,000 shares offered by us at an assumed public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of our estimated net proceeds.


                                                        September 30, 2001
                                                  ------------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                  -------- --------- -----------
Balance Sheet Data:
Cash, cash equivalents and short-term investments $ 62,023 $ 62,041   $ 99,556
Total assets.....................................  103,971  103,989    141,504
Long-term debt, net of current portion...........    4,000    4,000         --
Redeemable convertible preferred stock...........   19,231       --         --
Total stockholders' equity.......................      212   19,461     60,976

                                 RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

                   Risks Related to Being a Regulated Entity

Reductions in Medicaid funding could substantially reduce our profitability.

    Nearly all of our revenues come from Medicaid premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member's health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under those programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state immediately or after a short notice period in the event of unavailability of state funds.

If our Medicaid and SCHIP contracts are terminated or are not renewed, our business will suffer.

    We provide healthcare services under five contracts with regulatory entities in the areas in which we operate. The contracts expire on various dates between December 31, 2001 and December 31, 2002. Our contracts with the states of Indiana and Wisconsin accounted for 74% of our revenues for the nine months ended September 30, 2001. Our contracts may be terminated if we fail to perform up to the standards set by state regulatory agencies. In addition, the Indiana contract under which we operate can be terminated by the state without cause. Our contracts are generally intended to run for two years and may be extended for one or two additional years if the state or its contractor elects to do so. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. If any of our contracts is terminated, not renewed, or renewed on less favorable terms, our business will suffer, and our operating results may be materially affected.

Changes in government regulations designed to protect providers and members rather than our stockholders could force us to change how we operate and could harm our business.

    Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect health plan providers and members rather than stockholders. Changes in existing laws and rules, the enactment of new laws and rules, and changing interpretations of these laws and rules could, among other things:

   . force us to restructure our relationships with providers within our network;

   . require us to implement additional or different programs and systems;

   . mandate minimum medical expense levels as a percentage of premiums revenues;

   . restrict revenue and enrollment growth;

   . require us to develop plans to guard against the financial insolvency of our providers;

   . increase our healthcare and administrative costs;

   . impose additional capital and reserve requirements; and

   . increase or change our liability to members in the event of malpractice by our providers.

    For example, Congress currently is considering various forms of patient protection legislation commonly known as Patients' Bills of Rights. We cannot predict the impact of this legislation, if adopted, on our business.

Regulations may decrease the profitability of our health plans.

    Our Texas plans are required to pay a rebate to the state in the event profits exceed established levels. This regulatory requirement, changes in this requirement or the adoption of similar requirements by our other regulators may limit our ability to increase our overall profits as a percentage of revenues. In addition, states may attempt to reduce their contract premium rates if regulators perceive our medical loss ratio as too low. Any of these regulatory actions could harm our operating results.

Failure to comply with government regulations could subject us to civil and criminal penalties.

    Federal and state governments have enacted fraud and abuse laws and other laws to protect patients' privacy and access to healthcare. Violation of the laws or regulations governing our operations could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, SSI, and SCHIP programs. These penalties or exclusions, were they to occur, would negatively impact our ability to operate our business. For example, failure to pay our providers promptly could result in the imposition of fines and other penalties.

    The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse, including a whistle blower program. Further, a new regulation promulgated pursuant to HIPAA imposes civil and criminal penalties for failure to comply with the privacy standards for individually-identifiable health records. Congress may enact additional legislation to increase penalties and to create a private right of action under HIPAA, which would entitle patients to seek monetary damages for violations of the privacy rules.

Compliance with new government regulations may require us to make significant expenditures.


    In August 2000, the Department of Health and Human Services, or HHS, issued a new regulation under HIPAA requiring the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. We are required to comply with the new regulation by October 16, 2002, and Texas has indicated that it may impose an earlier compliance deadline. In August 1998, HHS proposed a regulation that would require healthcare participants to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. In December 2000, HHS issued a new regulation mandating heightened privacy and confidentiality protections under HIPAA that became effective on April 14, 2001. Compliance with this regulation will be required by April 14, 2003, unless the Bush Administration revises the regulation or defers the implementation date.


    In January 2001, the federal Centers for Medicare and Medicaid Services, or CMS (then the Health Care Financing Administration), published new regulations regarding Medicaid managed care. CMS subsequently delayed the effective date of these regulations until August 16, 2002. In August 2001, CMS proposed new regulations that would modify the January regulations. If adopted, these regulations would implement the requirements of the Balanced Budget Act of 1997 that are intended to give states more flexibility in their administration of Medicaid managed care programs, provide new patient protections for Medicaid managed care enrollees and require states to meet new actuarial soundness requirements.

    The Bush Administration's issuance of new regulations, its review of the existing HIPAA rules and other newly published regulations, the states' ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations may make compliance with the relatively new regulatory landscape difficult. Our existing programs and systems would not enable us to comply in all respects with these new regulations. In order to comply with the regulatory requirements, we will be required to employ additional or different programs and systems, the costs of which are unknown to us at this time. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states. The new regulations and the related compliance costs could have a material adverse effect on our business.

Changes in healthcare law may reduce our profitability.

    Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. These changes could reduce the number of persons enrolled or eligible for Medicaid and reduce the reimbursement or payment levels for medical services. More generally, we are unable to predict whether new laws or proposals will favor or hinder the growth of managed healthcare.

    A recent example is state and federal legislation that would enable physicians to collectively bargain with managed healthcare organizations. In 2000, the U.S. House of Representatives approved a collective bargaining proposal that contained an exemption for public sector managed healthcare organizations. If legislation of this type is enacted without such an exemption, it would negatively impact our bargaining position with many of our providers and might result in an increase in our cost of providing medical benefits.

    We cannot predict the outcome of these legislative or regulatory proposals or the effect that they will have on us. Legislation or regulations that require us to change our current manner of operation, provide additional benefits or change our contract arrangements may seriously harm our operations and financial results.

If we are unable to participate in SCHIP programs our growth rate may be limited.

    The State Children's Health Insurance Program is a relatively new federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in SCHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

    We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries' request to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

                         Risks Related to Our Business

Receipt of inadequate premiums would negatively affect our revenues and profitability.

    Nearly all of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our customers. If premiums do not increase when expenses related to medical services rise, our earnings would be affected negatively. In addition, our actual medical services costs may exceed our estimates, which would cause our medical loss ratio, or our expenses related to medical services as a percentage of premium revenues, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed.


Failure to effectively manage our medical costs or related administrative costs would reduce our profitability.


    Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Historically, our medical loss ratio has fluctuated. For example, our medical loss ratio was 82.8% for the nine months ended September 30, 2001 and 84.3% for 2000, but was 88.9% for 1999 and 88.4% for 1998. Because of the narrow margins of our health plan business, relatively small changes in our medical loss ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. We may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.


Failure to accurately predict our medical expenses could negatively affect our reported results.

    Our medical expenses include estimates of medical expenses incurred but not yet reported, or IBNR. We estimate our IBNR medical expenses monthly based on a number of factors. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We cannot be sure that our IBNR estimates are adequate or that adjustments to those estimates will not harm our results of operations. From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members. Our failure to accurately estimate IBNR may also affect our ability to take timely corrective actions, further harming our results.

Difficulties in executing our acquisition strategy could adversely affect our business.

    Historically, the acquisition of Medicaid contract rights and related assets of other health plans, both in our existing service areas and in new markets, has accounted for a significant amount of our growth. For example, our acquisition of contract rights from Humana in February 2001 accounted for 90.0% of the increase in our net premium revenues for the nine months ended September 30, 2001 compared to the same period in 2000. Many of the other potential purchasers of Medicaid assets have greater financial resources than we have. In addition, many of the sellers are interested either in (1) selling, along with their Medicaid assets, other assets in which we do not have an interest or (2) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

    We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we may already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously. We cannot assure you that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities. Furthermore, we expect to enter into a credit facility that will prohibit some acquisitions without the consent of our bank lender.

    In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

   . additional personnel who are not familiar with our operations and corporate culture;

   . existing provider networks, which may operate on different terms than our existing networks;

   . existing members, who may decide to switch to another healthcare plan; and

   . disparate administrative, accounting and finance, and information systems.

For example, in the Humana acquisition, the configuration of new provider contracts temporarily extended our claims payment process.

    Accordingly, we may be unable to successfully identify, consummate and integrate future acquisitions or operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Failure to achieve timely profitability in any business would negatively affect our results of operations.

    Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. In addition, we may not be able to effectively commercialize any new programs or services we seek to market to third parties. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

We derive all of our revenues from operations in three states, and our operating results would be materially affected by a decrease in revenues or profitability in any one of those states.

    Operations in Wisconsin, Indiana and Texas account for all of our revenues. If we were unable to continue to operate in each of those states or if our current operations in any portion of one of those states were significantly curtailed, our revenues would decrease materially. In the first half of 2001, our membership in Indiana declined by approximately 50,000 due to a subcontracting provider organization terminating a percent-of-premium arrangement. In 2000, we reduced our service area in Wisconsin from 36 to 18 counties. In 1999 and 2000, we terminated our services to most of the southern counties of Indiana. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly, depending on legislative actions, economic conditions and similar factors in those states. Our inability to continue to operate in any of the states in which we operate would harm our business.

Competition may limit our ability to increase penetration of the markets that we serve.

    We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs and mandated competition may limit our ability to increase our market share.

    Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

    In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than us in doing so, we may not be able to further penetrate our existing markets.

If we are unable to maintain satisfactory relationships with our provider networks, our profitability will be harmed.

    Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days' prior written notice. We cannot assure you that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

We may be unable to attract and retain key personnel.

    We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our Medicaid managed care business. If we lose one or more members of our senior management team, including our chief executive officer, Michael F. Neidorff, who has been instrumental in developing our mission and forging our business relationships, our business and operating results could be harmed. We do not have an employment agreement with Mr. Neidorff, and we cannot assure you that we will be able to retain his services. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care industry with the breadth of skills and experience required to operate and expand successfully a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

Negative publicity regarding the managed care industry may harm our business and operating results.

    Recently, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our operating results.

Claims relating to medical malpractice could cause us to incur significant expenses.

    Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states, including Texas, have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability. Even if any claims brought against us are unsuccessful or without merit, they would still be time-consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

Growth in the number of Medicaid-eligible persons during economic downturns could cause our operating results and stock prices to suffer if state and federal budgets decrease or do not increase.

    Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. In particular, the terrorist acts of September 11, 2001 have created an uncertain economic environment, and we cannot predict the impact of these events, other acts of terrorism or related military action on federal or state funding of healthcare programs or on the size of the Medicaid-eligible population. If federal funding were decreased or unchanged while our membership was increasing, our results of operations would suffer.

Growth in the number of Medicaid-eligible persons may be countercyclical, which could cause our operating results to suffer when general economic conditions are improving.

    Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

We intend to expand primarily into markets where Medicaid recipients are required to enroll in managed care plans.

    We expect to continue to focus our business in states in which Medicaid enrollment in managed care is mandatory. Currently, approximately two-thirds of the states require health plan enrollment for Medicaid-eligible participants in all or a portion of their counties. The programs are voluntary in other states. Because we concentrate on markets with mandatory enrollment, we expect the geographic expansion of our business to be limited to those states.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

    Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

    Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

       Risks Related to This Offering and Ownership of Our Common Stock

Volatility of our stock price could cause you to lose all or part of your investment.

    The market price of our common stock, like that of the common stock of others in our industry, may be highly volatile. The stock market in general has recently experienced extreme price and volume fluctuations, and this volatility has affected the market prices of securities of other companies for reasons frequently unrelated, or disproportionate, to the operating performance of those companies. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

   . state and federal budget decreases;

   . changes in securities analysts' estimates of our financial performance;

   . changes in market valuations of similar companies, including commercial managed care organizations;

   . variations in our quarterly operating results;

   . acquisitions and strategic partnerships;

   . adverse publicity regarding managed care organizations;

   . government action regarding Medicaid eligibility;

   . changes in state mandatory Medicaid programs;

   . changes in our management;

   . broad fluctuations in stock market prices and volume; and

   . general economic conditions, including inflation and unemployment rates.

    Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to the volatility. We cannot assure you that our stock will trade at the same levels as the stock of other companies in our industry or that the market in general will sustain its current prices.

We cannot guarantee that an active trading market for our common stock will develop or be sustained.

    Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate the initial public offering price with the representatives of the underwriters based on several factors. This price may not be indicative of prices that will prevail in the trading market after this offering. If an active trading market fails to develop or be sustained, you may be unable to sell your shares of common stock at or above the initial offering price.

Future sales of common stock by our existing stockholders could cause our stock price to fall.

    Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that those sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. Based on shares outstanding as of November 21, 2001, a total of 6,571,369 shares of common stock may be sold in the public market by existing stockholders, assuming no exercise of the underwriters' over-allotment option. The holders of substantially all of these shares are contractually restricted from selling their shares for 180 days from the date of this prospectus, but SG Cowen Securities Corporation may release these shares from these contractual restrictions at any time in its discretion. SG Cowen Securities Corporation has no pre-established conditions to waiving the terms of the "lock-up" agreements, and any decision by it to waive those conditions would depend on a number of factors, including market conditions, the performance of the common stock in the market and our financial condition at that time.


Our officers and directors and their affiliates may be able to control the outcome of most corporate actions requiring stockholder approval.


    After this offering, our directors and officers and their affiliates will beneficially own 42.7% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.


We may allocate the net proceeds from this offering in ways with which you may not agree.

    Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management has broad discretion in applying $37.5 million of the total $41.5 million in net proceeds we estimate we will receive in this offering, assuming an initial public offering price of $14.00. Because this portion of the net proceeds is not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other stockholders may not agree with our decisions.

Our corporate documents and provisions of Delaware law may prevent a change in control or management that stockholders may consider desirable.

    Section 203 of the Delaware General Corporation Law, laws of states in which we operate, and our charter and by-laws contain provisions that might enable our management to resist a takeover of our company. These provisions could have the effect of delaying, deferring, or preventing a change in control of Centene or a change in our management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

You will pay a much higher price per share than the book value of our common stock.

    If you purchase our common stock in this offering, you will incur immediate and substantial dilution, which means that:


   . assuming a public offering price of $14.00, you will pay a price per share that exceeds by $8.19 the per share pro forma net tangible book value of our assets immediately following the offering (on a pro forma basis as of September 30, 2001) after giving effect to the conversion of our preferred stock into common stock and the exercise of all outstanding warrants to acquire common stock; and


   . the purchasers in the offering will have contributed 70.0% of the total amount to fund us but will own only 30.0% of our outstanding shares.

    In the past, we issued options to acquire common stock at prices significantly below the public offering price of this offering. To the extent these outstanding options are ultimately exercised, you will experience further dilution.

                          FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue" or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments, and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Investors are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

    Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of healthcare, such as major healthcare providers' inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our Medicaid managed care contracts by the state governments would also negatively impact us. Due to these factors and risks, we cannot assure you with respect to our future premium levels or our ability to control our future medical costs.

                                USE OF PROCEEDS

    We estimate that our net proceeds of our sale of the 3,250,000 shares of common stock offered by us will be approximately $41.5 million, assuming a public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds of the sale of 250,000 shares by the Elizabeth A. Brinn Foundation or of 525,000 shares of common stock by the other selling stockholders to the underwriters to cover over-allotments, if any.


    The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public debt and equity markets. We expect to use $4.0 million of our net proceeds to repay all of the principal amount of our outstanding subordinated notes at or shortly after the closing of this offering. The subordinated notes bear interest at a fixed rate of 8.5% per year and mature in two equal installments in September 2003 and 2004. We can repay the notes at any time without premium or penalty. We issued these notes in September 1998 to refinance notes that had been issued in 1993 to fund expansion opportunities and statutory net worth requirement needs. An aggregate of $2.5 million of the subordinated notes are held by Greylock Limited Partnership, which owns 31.4% of our common stock and is an affiliate of our director, Howard E. Cox, Jr.; $660,746 of the notes are held by the Elizabeth A. Brinn Foundation, which is an affiliate of our directors Samuel E. Bradt, Claire W. Johnson and Richard P. Wiederhold; and $235,499, $205,352 and $7,980 of the notes, respectively, are held by Mr. Johnson, Mr. Wiederhold and Michael F. Neidorff, each of whom is one of our directors. Mr. Neidorff is also our President and Chief Executive Officer.


    We intend to use the remainder of our net proceeds for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies that are complementary to our business. For example, we may use proceeds to acquire Medicaid and SCHIP contract rights and related assets to increase our membership and to expand our business into new service areas. Although we have evaluated possible acquisitions from time to time, we currently have no commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. We also may apply proceeds to fund working capital to:

   . increase market penetration within our current service areas;

   . pursue opportunities for the development of new markets;

   . expand services and products available to our members; and

   . strengthen our capital base by increasing the statutory capital of our health plan subsidiaries.

    We have not determined the amount of net proceeds to be used specifically for the foregoing purposes, other than for repayment of our subordinated notes. As a result, our management will have broad discretion to allocate our net proceeds of this offering. Pending application of our net proceeds, we intend to invest our net proceeds in short-term, investment-grade, interest-bearing instruments, repurchase agreements and high-grade corporate notes.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain any future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Also, we expect to enter into a credit facility that will prohibit us from paying dividends without the consent of our lender.

                                CAPITALIZATION

    The following table shows our capitalization as of September 30, 2001:

   . on an actual basis;

   . on a pro forma basis to reflect (a) the conversion of our outstanding classes of preferred and common stock into a single class of common stock at the closing of this offering, (b) the exercise of outstanding warrants before the closing of this offering and (c) our reincorporation in Delaware effected in November 2001; and

   . on a pro forma as adjusted basis to also reflect our sale of the 3,250,000 shares of common stock offered by us at an assumed public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of our estimated net proceeds.

    You should read this table in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


                                                                                  September 30, 2001
                                                                            -----------------------------
                                                                                                Pro Forma
                                                                            Actual   Pro Forma As Adjusted
                                                                            -------  --------- -----------
                                                                                    (in thousands)
Long-term debt, net of current portion:
   Subordinated debt....................................................... $ 4,000   $ 4,000    $    --
                                                                            -------   -------    -------
Series D redeemable convertible preferred stock, $.167 par value; 4,000,000 shares authorized and 3,716,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as
  adjusted.................................................................  19,231        --         --
                                                                            -------   -------    -------
Stockholders' equity:
   Series A, B and C convertible preferred stock, $.167 par value;
     4,300,000 shares authorized and 2,156,340 shares issued and outstanding, actual; no shares authorized, issued or outstanding,
     pro forma or pro forma as adjusted....................................     360        --         --
   Undesignated preferred stock, $.001 par value; no shares authorized, issued or outstanding, actual or pro forma; 10,000,000 shares
     authorized and no shares issued or outstanding, pro forma as adjusted.      --        --         --
   Series A and B common stock, $.003 par value; 17,000,000 shares authorized and 901,526 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as
     adjusted..............................................................       3        --         --
   Common stock, $.001 par value; no shares authorized, issued or outstanding, actual; 40,000,000 shares authorized and 6,819,869 shares issued and outstanding, pro forma; 40,000,000 shares authorized and 10,069,869 shares issued and outstanding, pro forma as
     adjusted..............................................................      --         7         10
   Additional paid-in capital..............................................      --    19,605     61,117
   Net unrealized gain on investments, net of tax..........................     584       584        584
   Accumulated deficit.....................................................    (735)     (735)      (735)
                                                                            -------   -------    -------
       Total stockholders' equity..........................................     212    19,461     60,976
                                                                            -------   -------    -------
        Total capitalization............................................... $23,443   $23,461    $60,976
                                                                            =======   =======    =======

                                   DILUTION


    Our historical net tangible book value as of September 30, 2001 was $(2.3) million, or $(2.51) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities and our preferred stock, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value as of September 30, 2001 was $17.0 million, or $2.49 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the conversion of our preferred stock into common stock and the exercise of all outstanding warrants to acquire common stock to occur before the closing of this offering. After giving effect to our sale of 3,250,000 shares of common stock in this offering at an assumed public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2001 would have been $58.5 million, or $5.81 per share. This represents an immediate increase in pro forma net tangible book value of $3.32 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $8.19 per share to new investors purchasing shares in this offering. The following table illustrates this dilution on a per share basis:



Assumed public offering price per share..........................................         $14.00
   Historical net tangible book value as of September 30, 2001................... $(2.51)
   Increase per share attributable to conversion of preferred stock and warrants.   5.00
                                                                                  ------
   Pro forma net tangible book value per share as of September 30, 2001..........   2.49
   Increase per share attributable to new investors..............................   3.32
                                                                                  ------
Adjusted pro forma net tangible book value per share after this offering.........           5.81
                                                                                          ------
Dilution per share to new investors..............................................         $ 8.19
                                                                                          ======



    The following table summarizes on a pro forma basis as of September 30, 2001, after giving effect to the conversion of our preferred stock into common stock and the exercise of warrants to acquire common stock to occur before the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, based upon an assumed public offering price of $14.00 per share and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:



                          Shares Purchased  Total Consideration
                         ------------------ ------------------- Average Price
                           Number   Percent   Amount    Percent   Per Share
                         ---------- ------- ----------- ------- -------------
   Existing stockholders  6,819,869  67.7%  $19,461,000  30.0%     $ 2.85
   New investors........  3,250,000  32.3    45,500,000  70.0       14.00
                         ---------- ------  ----------- ------
      Total............. 10,069,869 100.0%  $64,961,000 100.0%
                         ========== ======  =========== ======

    The above discussion and tables assume no exercise of stock options, except as described above, after September 30, 2001. As of September 30, 2001, we had outstanding options to purchase a total of 1,379,040 shares of common stock at a weighted average exercise price of $2.06 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The data for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2001 and as of December 31, 1999 and 2000 and September 30, 2001 are derived from consolidated financial statements audited by Arthur Andersen LLP and included elsewhere in this prospectus. The data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus. The data for the nine months ended September 30, 2000 are derived from unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of operating results to be expected for the full year. The pro forma share information included in the consolidated statement of operations data have been computed as described in note 22 of the notes to consolidated financial statements included elsewhere in this prospectus.


                                                                                   Year Ended December 31,
                                                                  --------------------------------------------------------
                                                                     1996        1997        1998       1999       2000
                                                                  ----------  ----------  ----------  --------  ----------
                                                                                          (in thousands, except share data)
Statement of Operations Data:
Revenues:
  Premiums....................................................... $   72,595  $  114,531  $  149,577  $200,549  $  216,414
  Administrative services fees...................................         --         719         861       880       4,936
                                                                  ----------  ----------  ----------  --------  ----------
   Total revenues................................................     72,595     115,250     150,438   201,429     221,350
                                                                  ----------  ----------  ----------  --------  ----------
Operating expenses:
  Medical services costs.........................................     59,532      95,994     132,199   178,285     182,495
  General and administrative expenses............................     11,041      19,799      25,066    29,756      32,335
                                                                  ----------  ----------  ----------  --------  ----------
   Total operating expenses......................................     70,573     115,793     157,265   208,041     214,830
                                                                  ----------  ----------  ----------  --------  ----------
   Income (loss) from operations.................................      2,022        (543)     (6,827)   (6,612)      6,520
Other income (expense):
  Investment and other income, net...............................        898       1,207       1,794     1,623       1,784
  Interest expense...............................................       (592)       (854)       (771)     (498)       (611)
  Equity in income (losses) from joint ventures..................         --        (356)       (477)        3        (508)
                                                                  ----------  ----------  ----------  --------  ----------
   Income (loss) from continuing operations before income taxes..      2,328        (546)     (6,281)   (5,484)      7,185
Income tax expense (benefit).....................................        821         (39)     (1,542)       --        (543)
                                                                  ----------  ----------  ----------  --------  ----------
   Income (loss) from continuing operations......................      1,507        (507)     (4,739)   (5,484)      7,728
Loss from discontinued operations, net...........................         --        (808)     (2,223)   (3,927)         --
                                                                  ----------  ----------  ----------  --------  ----------
   Net income (loss).............................................      1,507      (1,315)     (6,962)   (9,411)      7,728
Accretion of redeemable preferred stock..........................         --          --        (122)     (492)       (492)
                                                                  ----------  ----------  ----------  --------  ----------
   Net income (loss) attributable to common stockholders......... $    1,507  $   (1,315) $   (7,084) $ (9,903) $    7,236
                                                                  ==========  ==========  ==========  ========  ==========
Net income (loss) from continuing operations per common share:
  Basic.......................................................... $     1.47  $    (0.48) $    (4.65) $  (6.63) $     8.03
  Diluted........................................................ $     0.45  $    (0.48) $    (4.65) $  (6.63) $     1.06
Net income (loss) per common share:
  Basic.......................................................... $     1.47  $    (1.23) $    (6.78) $ (10.99) $     8.03
  Diluted........................................................ $     0.45  $    (1.23) $    (6.78) $ (10.99) $     1.06
Weighted average common shares outstanding:
  Basic..........................................................  1,023,363   1,066,068   1,044,434   900,944     901,526
  Diluted........................................................  3,337,554   1,066,068   1,044,434   900,944   6,819,595
Pro forma net income per common share:
  Basic..........................................................                                               $     1.13
  Diluted........................................................                                               $     1.13
Pro forma weighted average common shares outstanding:
  Basic..........................................................                                                6,819,869
  Diluted........................................................                                                6,819,595

                                                                     Nine Months Ended
                                                                       September 30,
                                                                  ----------------------
                                                                     2000        2001
                                                                  ----------  ----------

Statement of Operations Data:
Revenues:
  Premiums....................................................... $  157,994  $  235,995
  Administrative services fees...................................      3,543         283
                                                                  ----------  ----------
   Total revenues................................................    161,537     236,278
                                                                  ----------  ----------
Operating expenses:
  Medical services costs.........................................    133,575     195,512
  General and administrative expenses............................     24,133      27,992
                                                                  ----------  ----------
   Total operating expenses......................................    157,708     223,504
                                                                  ----------  ----------
   Income (loss) from operations.................................      3,829      12,774
Other income (expense):
  Investment and other income, net...............................      1,611       2,806
  Interest expense...............................................       (505)       (285)
  Equity in income (losses) from joint ventures..................       (329)         --
                                                                  ----------  ----------
   Income (loss) from continuing operations before income taxes..      4,606      15,295
Income tax expense (benefit).....................................        100       6,320
                                                                  ----------  ----------
   Income (loss) from continuing operations......................      4,506       8,975
Loss from discontinued operations, net...........................         --          --
                                                                  ----------  ----------
   Net income (loss).............................................      4,506       8,975
Accretion of redeemable preferred stock..........................       (369)       (369)
                                                                  ----------  ----------
   Net income (loss) attributable to common stockholders......... $    4,137  $    8,606
                                                                  ==========  ==========
Net income (loss) from continuing operations per common share:
  Basic..........................................................       4.59  $     9.47
  Diluted........................................................ $     0.61  $     1.11
Net income (loss) per common share:
  Basic.......................................................... $     4.59  $     9.47
  Diluted........................................................ $     0.61  $     1.11
Weighted average common shares outstanding:
  Basic..........................................................    901,526     908,918
  Diluted........................................................  6,793,208   7,787,653
Pro forma net income per common share:
  Basic..........................................................             $     1.31
  Diluted........................................................             $     1.15
Pro forma weighted average common shares outstanding:
  Basic..........................................................              6,827,261
  Diluted........................................................              7,787,653


                                                                 December 31,
                                                  ------------------------------------------  September 30,
                                                   1996    1997    1998      1999     2000        2001
                                                  ------- ------- -------  --------  -------  -------------
                                                                (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments $ 9,759 $17,976 $17,777  $ 23,663  $26,423    $ 62,023
Total assets.....................................  25,313  39,330  45,727    52,207   66,017     103,971
Long-term debt, net of current portion...........   4,000   4,000   4,000     4,000    4,000       4,000
Redeemable convertible preferred stock...........      --      --  17,700    18,386   18,878      19,231
Total stockholders' equity (deficit).............   3,765   2,495  (6,196)  (16,367)  (8,834)        212

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors," "Forward-Looking Statements," "Business" and elsewhere in this prospectus.

Overview

    We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, and the State Children's Health Insurance Program. We have health plans in Wisconsin, Indiana and Texas.

Revenues

    We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premiums in advance of providing services and recognize premium revenue during the period in which we are obligated to provide services to our members. We also generate administrative services fees for providing services to SSI members on a non-risk basis.

    The primary driver of our increasing revenues has been membership growth. We have increased our membership through both internal growth and acquisitions. From December 31, 1998 to September 30, 2001, we have grown our membership by 66%. The following table sets forth our membership by service area, excluding members related to the commercial operations that we discontinued in 1999:


               December 31,
          ----------------------- September 30,
           1998    1999    2000       2001
          ------- ------- ------- -------------
Wisconsin  37,600  36,600  60,200    108,100
Indiana..  93,500 102,200 108,000     61,800
Texas....      --   3,500  26,000     54,900
Illinois.   4,500      --      --         --
          ------- ------- -------    -------
   Total. 135,600 142,300 194,200    224,800
          ======= ======= =======    =======

    In the first nine months of 2001, our membership in Indiana declined due to a subcontracting provider organization terminating a percent-of-premium arrangement, which was our only contract of that type. Separately, we entered into agreements with Humana that resulted in the transfer to us of 35,000 members in Wisconsin and 30,000 members in Texas.

    In 2000, a competitor in our Wisconsin market terminated its participation in the Medicaid program benefiting our enrollment growth. Our membership growth in the northern and central regions of Indiana was offset by our decision to reduce our participation in the less profitable southern region. Our El Paso health plan achieved sizable growth because we were named the default health plan in this area and enrolled a majority of the members who failed to select a specific plan.

    In 1999, we terminated our commercial operations in Wisconsin and Indiana to further concentrate our efforts in government supported health care. Changes effected by the Balanced Budget Act of 1997 enabled us to terminate these operations. Our El Paso market became operational as the state of Texas converted the fee-for-service market to a mandatory Medicaid managed care market. Also, we sold our Illinois operation to focus our business on states where Medicaid enrollment in managed care is mandatory.

Operating Expenses

    Our operating expenses include medical services costs and general and administrative expenses.

    Our medical services costs include payments to physicians, hospitals, and other providers for healthcare and specialty product claims. Medical service costs also include estimates of medical expenses incurred but not yet reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including inpatient hospital utilization data and prior claims experience. As part of this review, we also consider the costs to process medical claims, and estimates of amounts to cover uncertainties related to fluctuations in physician billing patterns, membership, products and inpatient hospital trends. These estimates are adjusted as more information becomes available. We utilize the services of independent actuarial consultants who are contracted to review our estimates periodically. While we believe that our process for estimating IBNR is actuarily sound, we cannot assure you that healthcare claim costs will not exceed our estimates.

    Our results of operations depend on our ability to manage expenses related to health benefits and to accurately predict costs incurred. The table below depicts our medical loss ratio, which represents medical services costs as a percentage of premium revenues and reflects the direct relationship between the premium received and the medical services provided. Our stabilization in the ratio primarily reflects member reductions in our southern Indiana market, improved provider contract terms and premium rate increases in our markets served.

                                           Nine Months Ended
                   Year Ended December 31,   September 30,
                   ----------------------  ----------------
                    1998      1999   2000   2000      2001
                   ----      ----   ----   ----      ----
Medical loss ratio 88.4%     88.9%  84.3%  84.5%     82.8%

    Our general and administrative expenses primarily reflect wages and benefits and other administrative costs related to our employee base, including those fees incurred to provide services to our members. These expenses are funded by our management contract fees. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. This approach provides the opportunity to control both direct and indirect costs. The major centralized functions are claims processing, information systems, finance and administration. The following table sets forth the general and administrative expense ratio, which represents general and administrative expenses as a percent of total revenues and reflects the relationship between revenues earned and the costs necessary to drive those revenues. The improvement in the ratio reflects growth in membership and leveraging of our overall infrastructure.

                                                                  Nine Months Ended
                                          Year Ended December 31,   September 30,
                                          ----------------------  ----------------
                                           1998      1999   2000   2000      2001
                                          ----      ----   ----   ----      ----
General and administrative expenses ratio 16.7%     14.8%  14.6%  14.9%     11.8%

Other Income

    Other income consists principally of investment and other income, interest expense, and equity in income (loss) from joint ventures.

   . Investment income is derived from our cash, cash equivalents and investments. Information about our investments is presented below under "Liquidity and Capital Resources."

   . Interest expense primarily reflects interest paid on our subordinated notes, which we intend to repay in full from our net proceeds of this offering.


   . Equity in income (loss) from joint ventures principally represents our share of operating results from Superior HealthPlan, which we formed with Community Health Centers Network in 1997. From 1998 through 2000, we owned 39% of Superior, and therefore accounted for the investment under the equity method of accounting. Effective January 1, 2001, we entered into an agreement to purchase an additional 51% of Superior. We also agreed to purchase from TACHC GP, Inc. a term note pursuant to which Superior owed TACHC $160,000. As a result of entering into this agreement, we began accounting for our investment in Superior using consolidation accounting. We therefore no longer reflect any operations of Superior in equity in income (loss) from joint ventures and we eliminate in consolidation all administrative fees from Superior. Under the agreement, Community Health Centers Network has the right to require that, within 20 days after completion of this offering, we acquire the remaining 10% equity interest in Superior for $100,000 in cash or in shares of our common stock, based on the public offering price.


Results of Operations

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

  Revenues

    Premiums for the nine months ended September 30, 2001 increased $78.0 million, or 49.4%, to $236.0 million from $158.0 million for the nine months ended September 30, 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

    Administrative services fees for the nine months ended September 30, 2001 decreased $3.3 million, or 92.0%, to $283,000 from $3.5 million for the nine months ended September 30, 2000 as a result of our acquisition of a majority share of Superior HealthPlan, as described above.

  Operating Expenses

    Medical services costs. Medical services costs for the nine months ended September 30, 2001 increased $61.9 million, or 46.4%, to $195.5 million from $133.6 million for the nine months ended September 30, 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

    General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2001 increased $3.9 million, or 16.0%, to $28.0 million from $24.1 million for the nine months ended September 30, 2000. The increase was primarily due to a higher level of wages and related expenses for additional staff to support our membership growth.

  Other income

    Other income for the nine months ended September 30, 2001 increased $1.7 million, or 224%, to $2.5 million from $777,000 for the nine months ended September 30, 2000. This primarily reflects a significant increase in investment income due to an increase in cash, cash equivalents and investments. This increase was offset in part by a change in our method of accounting for our investment in Superior HealthPlan, as described above.

  Income tax expense

    In the first nine months of 2001, we recorded $6.3 million of income tax expense based on a 41.3% effective tax rate. In the first nine months of 2000, we recorded tax expense of $100,000 as the change in our valuation allowance related to deferred tax assets significantly offset the income tax provision.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

  Revenues

    Premiums for the year ended December 31, 2000 increased $15.9 million, or 7.9%, to $216.4 million from $200.5 million in 1999. This increase was primarily due to membership growth in our Wisconsin market and rate increases in Wisconsin and Indiana.

    Administrative services fees for the year ended December 31, 2000 increased $4.0 million, or 460.9%, to $4.9 million from $880,000 in 1999 due to membership increases in our El Paso market.

  Operating expenses

    Medical services costs. Medical services increased $4.2 million, or 2.4%, to $182.5 million for the year ended December 31, 2000 from $178.3 million in 1999. The increase was primarily due to the net increase in membership.

    General and administrative expenses. General and administrative expenses for the year ended December 31, 2000 increased $2.6 million, or 8.7%, to $32.3 million from $29.8 million in 1999. The increase was primarily due to a higher level of wages and related expenses for additional staff to support our membership growth.

  Other Income

    Other income for the year ended December 31, 2000 decreased $463,000, or 41.0%, to $665,000 from $1.1 million in 1999. This decrease primarily reflects an increase in equity in losses from our El Paso start-up market.

  Income tax benefit

    In 2000, we recorded an income tax benefit of $543,000 as a result of the reversal of our valuation allowance related to deferred tax assets, as it became apparent that it was more likely than not that the benefits of our net operating losses would be realized. In 1999, we recorded a tax benefit offset by a valuation allowance, resulting in no benefit or provision for the year.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

  Revenues

    Premiums for the year ended December 31, 1999 increased $51.0 million, or 34.1%, to $200.5 million from $149.6 million in 1998. The increase was due to increases in membership that occurred in Indiana during the second half of 1998.

    Administrative services fees remained relatively flat year over year.

  Operating expenses

    Medical services costs. Medical services costs for the year ended December 31, 1999 increased $46.1 million, or 34.9%, to $178.3 million from $132.2 million in 1998. The increase was primarily due to a full year of increased membership that had occurred in Indiana in the latter half of 1998.

    General and administrative expenses. General and administrative expenses for the year ended December 31, 1999 increased $4.7 million, or 18.7%, to $29.8 million from $25.1 million in 1998. The increase was primarily due to a higher level of wages and related expenses for additional staff to support our membership growth.

  Other Income

    Other income for the year ended December 31, 1999 increased $582,000, or 107%, to $1.1 million in 1998 primarily due to a reduction in equity in losses from joint ventures as a result of the sale of our Illinois plan.

  Income tax expense (benefit)

    For the year ended December 31, 1999, we recorded a tax benefit offset by a valuation allowance resulting in no benefit or provision for the year. For the year ended December 31, 1998, we recorded a tax benefit of $1.5 million as a result of our loss from operations.

Liquidity and Capital Resources

    Historically, we have financed our operations and growth through private equity and debt financings and internally generated funds. Since 1993, we have raised $22.4 million, consisting of $18.4 million through the issuance of equity securities and $4.0 million through subordinated debt financing. Our liquidity requirements have arisen primarily from statutory capital requirements in the states in which we operate.

    Our operating activities used cash of $7.5 million in 1998 and provided cash of $5.1 million in 1999, $13.5 million in 2000 and $39.6 million in the nine months ended September 30, 2001. The increased cash flow in 1999 was due to an increase in average monthly membership. The growth in 2000 was due to increased membership and improved profitability. The increase in cash provided by operating activities in 2001 was due to the timing of capitation payments, as well as an increase in membership.

    Our investing activities used cash of $2.2 million in 1998, $2.9 million in 1999 and $14.6 million in 2000, and provided cash of $2.9 million in the nine months ended September 30, 2001. Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of September 30, 2001, our investment portfolio consisted primarily of fixed-income securities with an average maturity of 3.5 years. Cash is invested in investment vehicles such as municipal bonds, commercial paper, U.S. government-backed agencies and U.S. Treasury instruments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio yield was 7.3% as of December 31, 2000 and 7.4% as of September 30, 2001.

    Our financing activities provided cash of $9.5 million in 1998 and $2.5 million in 1999 and used cash of $2.4 million in 2000 and $85,000 in the nine months ended September 30, 2001. Financing cash flows consisted of borrowings under a credit facility and issuances of preferred stock.

    In addition, we have raised capital from time to time to fund planned geographic and product expansion, necessary regulatory reserves, and acquisitions of healthcare contracts. In the nine months ended September 30, 2001, we purchased the rights to the Humana Medicaid contracts with the states of Texas and Wisconsin for $1.2 million and spent $2.5 million on purchases of furniture, equipment and leasehold improvements due to the addition of the Austin and San Antonio markets and the expansion of the Wisconsin market. For the three months ended December 31, 2001, and the year ended December 31, 2002, we anticipate purchasing $800,000 and $3.0 million, respectively, of new software, software and hardware upgrades, and furniture, equipment and leasehold improvements related to office and market expansions.

    At September 30, 2001, we had working capital of $(6.8) million as compared to $7.3 million at December 31, 1998, $(7.2) million at December 31, 1999 and $(5.3) million at December 31, 2000. Our working capital is often negative due to our efforts to increase investment returns through purchases of long-term investments, which have maturities of greater than one year. Our investment policies are also designed to provide liquidity and preserve capital. We manage our short-term and long-term investments to ensure that a sufficient portion is held in investments that are highly liquid and can be sold to fund working capital as needed.

    Cash, cash equivalents and short term investments were $26.4 million at December 31, 2000 and $62.0 million at September 30, 2001. Long-term investments were $14.5 million at December 31, 2000 and $24.1 million at September 30, 2001. Based on our operating plan, we expect that our available cash, cash equivalents and investments, net proceeds of this offering, and cash from our operations will be sufficient to finance our operations and capital expenditures for at least 12 months from the date of this prospectus.

Regulatory Capital and Dividend Restrictions

    Our operations are conducted through our subsidiaries. As managed care organizations, our subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to us.

    Our subsidiaries are required to maintain minimum quarterly capital requirements prescribed by various regulatory authorities in each of the states in which we operate. As of September 30, 2001, our subsidiaries had aggregate statutory capital and surplus of $13.7 million, compared with the required minimum aggregate statutory capital and surplus requirements of $7.6 million.

    In 1998, the National Association of Insurance Commissioners adopted guidelines which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, managed care organizations and other entities bearing risk for healthcare coverage. New risk-based capital rules for managed care organizations, which may vary from state to state, are currently being considered for adoption. Wisconsin and Texas adopted various forms of the rules as of December 31, 1999. The managed care organization rules, if adopted by other states in their proposed form, may increase the minimum capital required for our subsidiaries.

Recent Accounting Pronouncements

    In July 2001, SFAS No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001.

    In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested annually for impairment. We will adopt SFAS No. 142 effective January 1, 2002.

Quantitative and Qualitative Disclosures About Market Risk

    Investments


    As of September 30, 2001, we had short-term investments of $625,000 and long-term investments of $24.1 million. The short-term investments consist of highly liquid securities with maturities between three and 12 months. The long-term investments consist of municipal bonds, commercial paper, U.S. government-backed agencies and U.S. Treasury instruments, and have original maturities greater than one year. These investments are subject to interest rate risk and will decrease in value if market rates increase. We have the ability to hold these short-term investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at September 30, 2001, the fair value of our fixed income investments would decrease by approximately $1.5 million. Similarly, a 1% decrease in market interest rates at September 30, 2001 would result in an increase of the fair value of our investments of approximately $1.5 million. Declines in interest rates over time will reduce our investment income.


    Long Term Debt


    At September 30, 2001, we had $4.0 million of subordinated debt, which bears interest at a rate of 8.5% per year. This debt is subject to interest rate risk. Assuming a hypothetical and immediate 1% increase in market interest rates at September 30, 2001, the fair value of our subordinated debt would decrease by approximately $85,000. Similarly, a 1% decrease in market interest rates at September 30, 2001 would result in an increase in the fair value of our debt of approximately $85,000.


Inflation

    Although the general rate of inflation has remained relatively stable and healthcare cost inflation has stabilized in recent years, the national healthcare cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services.

    While we currently believe our strategies to mitigate healthcare cost inflation will continue to be successful, competitive pressures, new healthcare and pharmaceutical product introductions, demands from healthcare providers and customers, applicable regulations or other factors may affect our ability to control the impact of healthcare cost increases.

Compliance Costs

    Federal and state regulations governing standards for electronic transactions, data security and confidentiality of patient information have been issued recently and are subject to change and conflicting interpretation, making certainty of compliance impossible at this time. Due to the uncertainty surrounding the regulatory requirements, we cannot be sure that the systems and programs that we plan to implement will comply adequately with the regulations that are ultimately adopted. Implementation of additional systems and programs may be required, the cost of which is unknown to us at this time. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states.

                                   BUSINESS

Overview

    We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income or SSI, and the State Children's Health Insurance Program or SCHIP. We have health plans in Wisconsin, Indiana and Texas. In each of our service areas, we have more Medicaid members than any other managed care entity.

Medicaid Managed Care Market

    From the 1930s until the 1970s, healthcare in the United States generally was provided on a fee-for-service basis, with financial support from private health insurance. By the early 1970s, however, there was concern that indemnity insurance could not contain costs or support benefits required by the U.S. population. In 1973, Congress passed the Federal Health Maintenance Organization Act in order to encourage the creation of managed care organizations, such as health maintenance organizations, that might address the shortcomings of the indemnity insurance system. Managed care organizations finance and deliver healthcare services for their members through contracts with selected physicians, hospitals and other providers.

    After additional federal legislation in 1976 and 1979, the number and size of managed care organizations began to grow dramatically. The federal Centers for Medicare and Medicaid Services, or CMS, reports that U.S. healthcare costs grew from $73.0 billion in 1970 to $1.2 trillion in 1999, and projects that those costs will continue to grow at a rate that is in excess of 7% per year to $2.6 trillion in 2010. In light of this significant growth in membership and healthcare spending, many managed care organizations have chosen to narrow their focus to enable them to tailor appropriate programs to meet members' medical needs. Some organizations have chosen to offer a limited range of services, such as dental care or behavioral healthcare. Other managed care organizations have chosen to focus on targeted populations by, for example, offering commercial and Medicare plans and leaving the Medicaid market.

    Medicaid provides health insurance to low-income families and individuals with disabilities. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs - one for each state, each territory and the District of Columbia. Medicaid eligibility is based on a combination of income and asset requirements subject to federal guidelines. Financial requirements are most often determined by an income level relative to the federal poverty level. Medicaid covered 15% of the total U.S. population in 1998. The number of persons covered by Medicaid increased from 23.5 million in 1989 to 40.6 million in 1998, including 18.7 million children. Historically, children have represented the largest eligibility group, and in 1995, 39% of all births in the United States were covered by Medicaid.

    SSI covers low-income aged, blind and disabled persons. SSI beneficiaries represent a growing portion of all Medicaid recipients, with the proportion of disabled enrollees increasing from 11% of recipients in 1973 to 18% in 1998. In addition, SSI recipients typically utilize more services because of their more critical health issues. In 1998, average expenditures for disabled SSI recipients were $9,558, compared to $1,892 for other adult Medicaid recipients. Since the late 1980s Medicaid has been used by the federal and state governments as the vehicle for providing coverage to uninsured persons. These efforts culminated in the Balanced Budget Act of 1997 which created SCHIP to help states expand coverage primarily to children whose families earn too much to qualify for Medicaid, yet not enough to afford private health insurance.

    SCHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid and some states are expanding their SCHIP coverage to include adults. States can use SCHIP funds to provide coverage through three options: separate health programs, expansion of Medicaid coverage, or a combination of both of these strategies. In the federal fiscal year ended September 30, 2000, 2.3 million of the 3.3 million SCHIP recipients were served through separate SCHIP programs.

    Unlike Medicare, which is financed entirely by the federal government, the states and the federal government jointly finance the Medicaid and SCHIP programs. For Medicaid, the level of federal matching funds is based on the average per capita income in each state and must exceed 50%. For SCHIP, the federal matching percentage is higher.

    While Medicaid programs have directed funds to many individuals who could not afford or otherwise maintain health insurance coverage, they did not initially address the inefficient and costly manner in which the Medicaid population tends to access healthcare. Medicaid recipients typically have not sought preventive care or routine treatment for chronic conditions, such as asthma and diabetes. Rather, they have sought healthcare in hospital emergency rooms, which tend to be more expensive. As a result, many states have found that the costs of providing Medicaid benefits have increased while the medical outcomes for the recipients remained unsatisfactory.

    In the early 1980s, states began pursuing Medicaid managed care initiatives when the combination of rising Medicaid costs and national recession put pressure on states to control spending growth. Throughout the 1990's, states significantly expanded enrollment in Medicaid managed care programs. In 1991, less than 10% of all Medicaid enrollees were covered under managed care plans. By 1998, nearly 54% (21.9 million) of the Medicaid population was enrolled in some type of managed care plan. Medicaid's premium payments to Medicaid managed care plans rose from $700 million in 1988 to $13.2 billion in 1998. A growing number of states have mandated that their Medicaid recipients enroll in managed care plans. While some states have included SSI beneficiaries in their managed care programs, others are planning to do so in the near future.

    Historically, commercial managed care organizations contracted with states to provide healthcare benefits to Medicaid enrollees. Many of these organizations encountered difficulties in adapting their commercial approaches and infrastructures to address the Medicaid market in a cost-effective manner. Some commercial plans have chosen to exit all or a portion of their Medicaid markets. As a result, a significant market opportunity exists for managed care organizations with operations and programs focused on the distinct socio-economic, cultural and healthcare needs of the Medicaid and SCHIP populations.

The Centene Approach

    We provide managed care programs and related services to individuals receiving benefits under Medicaid, including SSI, and SCHIP. We operate in Wisconsin, Indiana and Texas. In each of our service areas, we have more Medicaid members than any other managed care organization. Unlike many managed care organizations that attempt to serve the general commercial population, as well as Medicare and Medicaid populations, we are focused exclusively on the Medicaid, including SSI, and SCHIP populations.

    Our approach to managed care is based on the following key attributes:

   . Medicaid Expertise. Over the last 17 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. Based on our experience in care coordination, we have implemented programs which are designed to allow us to achieve savings by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. We do this primarily by providing nurse case managers who support our physicians in implementing disease management programs and by providing incentives for our physicians to provide preventive care on a regular basis. We recruit and train staff and providers who are attentive to the needs of our members and who are experienced in working with culturally diverse, low income Medicaid populations. Our experience in working with state regulators helps us to efficiently implement and deliver our programs and services and affords us opportunities to provide input on Medicaid industry practices and policies in the states in which we operate.

   . Localized Services, Support and Branding. We provide access to healthcare services through local networks of providers and staff who focus on the cultural norms of their individual communities. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach program employs former Medicaid recipients to work with our members and their communities to promote health, and to promote self-improvement through employment and higher education. We use locally recognized plan names, and we tailor our materials and processes to meet the needs of the communities and state programs which we serve. Our approach to community-based service results in local accountability and solidifies our decentralized management and operational structure.

   . Physician-Driven Approach. We have implemented a physician-driven approach in which our physicians are actively engaged in developing and implementing our healthcare delivery policies and strategies and are instrumental in supporting our member services. Our local boards of directors, which help shape the character and quality of our organization, have significant provider representation in each of our principal geographic markets. This approach is designed to eliminate unnecessary costs, improve service to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base.

   . Efficiency of Business Model. We designed our business model to allow us to readily add new members in our existing markets and expand into new regions in which we may choose to operate. The combination of our decentralized local approach to operating our health plans and our centralized finance, information systems, claims processing and medical management support functions allows us to seek additional business opportunities without being impaired by many of the logistical and financial obstacles customarily faced by growing companies. For example, we integrated 65,000 former Humana members within 75 days after acquiring Humana's Medicaid contracts in Wisconsin and Texas. Because of our business model, we believe we would be able to quickly recover from a disaster in one of our plan locations by moving member and physician services to one of our other locations.

   . Specialized Systems and Technology. Through our specialized information systems, we are able to strengthen our relationships with providers and states, which helps us to grow our membership base. These systems also help us identify needs for new healthcare programs. These systems allow us to provide the physicians with claims information, timely and accurate payment, utilization data, and membership eligibility which enables providers to more efficiently manage their practices and focuses them on specific patient needs. Our information systems also closely track and manage utilization data for the state which demonstrates that their Medicaid populations are receiving quality healthcare in an efficient manner. This information enables us to accommodate the expansion of our membership base.

   . Complementary Business Lines. We have begun to broaden our service offerings to address areas we believe have been traditionally underserved by Medicaid managed care organizations. We believe other business lines, such as our NurseWise triage program, will allow us to provide expanded services and diversify our sources of revenue.

Strategy

    Our objective is to become the leading national Medicaid managed care organization. We intend to achieve this objective by implementing the following key components of our strategy:

   . Increase penetration of existing state markets. We intend to increase our membership in states in which we currently operate through development and implementation of community-specific products, alliances with key providers, outreach efforts and acquisitions. For example, in Indiana, where the state assigns members to physicians, we have increased our membership by recruiting additional physicians. We may also increase membership by acquiring Medicaid contracts and other related assets from our competitors in our existing markets. In Texas, we recently completed the acquisition of Humana's Medicaid contracts in Austin and San Antonio, which resulted in the addition of 30,000 new members.

   . Develop and acquire additional state markets. We intend to leverage our experience in identifying and developing new markets by seeking both to acquire existing businesses and to build our own operations. We expect to focus our expansion on states where Medicaid recipients are mandated to enroll in managed care organizations and in which we believe we can be the market leader.

   . Diversify our business lines. We seek to broaden our business lines into areas that complement our business to enable us to grow our revenue stream and decrease our dependence on Medicaid reimbursement. In addition to NurseWise, we are considering services such as behavioral health, transportation and dental care. We believe we may have opportunities to offer these services to other managed care organizations and states.

   . Leverage our information technologies to enhance operating efficiencies.
     We intend to continue to invest in our centralized information systems to further streamline our processes and drive efficiencies in our operations and to add functionality to improve the service we provide to our members. Our information systems enable us to add members and markets quickly and economically.

Member Programs and Services

    We recognize the importance of member-focused services in the delivery of quality managed care services. Our locally based staff assists members in accessing care, coordinating referrals to related health and social services, and addressing member concerns and questions. Our health plans provide the following services:

   . primary and specialty physician care;

   . inpatient and outpatient hospital care;

   . emergency and urgent care;

   . prenatal care;

   . laboratory and x-ray services;

   . home health and durable medical equipment;

   . behavioral health and substance abuse services;

   . after hours nurse advice line;

   . transportation assistance;

   . health status calls to coordinate care;

   . vision care; and

   . prescriptions and limited over-the-counter drugs and inoculations.

    We also provide the following education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services in an efficient manner.

   . CONNECTIONS is designed to create a link between the member and the provider and help identify potential challenges or risk elements to a member's health, such as abuse risks, nutritional challenges and health education shortcomings. CONNECTIONS representatives, many of whom are former Medicaid enrollees, also contact new members by phone or mail to discuss managed care, the Medicaid program and our services. They make home visits, conduct educational programs and represent the plan at community events such as health fairs.

   . NurseWise provides a toll-free nurse triage line between the hours of 5:00 p.m. and 8:00 a.m. each weekday and 24 hours on weekends and holidays. Our members can call one number and reach a bilingual nursing staff who can provide triage advice and referrals, and if necessary, arrange for treatment and transportation and contact qualified behavioral health professionals for assessments.

   . START SMART For Your Baby is a prenatal and infant health program designed to increase the percentage of pregnant women receiving early prenatal care, reduce the incidence of low birth weight babies, identify high risk pregnancies, increase participation in the federal Women, Infant, and Children program, and increase well-child visits. The program includes risk assessments, education through face-to-face meetings and materials, behavior modification plans and assistance in selecting a provider for the infant and scheduling newborn follow-up visits.

   . EPSDT Case Management is a preventive care program designed to educate our members on the benefits of Early and Periodic Screening, Diagnosis and Treatment, or EPSDT, services. We have a systematic program of communication, tracking, outreach, reporting, and follow-through that promotes state EPSDT programs.

   . Disease Management Programs are designed to help members understand their disease and treatment plan, and improve or maintain their quality of life. These programs address medical conditions that are common within the Medicaid population such as asthma, diabetes and prenatal care.

Providers

    For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. As of November 9, 2001, our health plans had the following numbers of physicians and hospitals:


                          Wisconsin Indiana Texas Total
                          --------- ------- ----- -----
Primary Care Physicians..   1,984     197     679 2,860
Specialty Care Physicians   2,319     307   1,791 4,417
Hospitals................      54      14      35   103


    The primary care physician is a critical component in care delivery, and also in the management of costs and the attraction and retention of new members. Primary care physicians include family and general practitioners, pediatricians, internal medicine physicians and OB/GYNs. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians.

    We work closely with physicians to help them operate efficiently by providing financial and utilization information, physician and patient educational programs and disease and medical management programs, as well as adhering to a prompt payment policy. Our programs are also designed to help the physicians coordinate care outside of their offices.

    We believe our collaborative approach with physicians gives us a competitive advantage in entering new markets. Our physicians serve on local committees that assist us in implementing preventive care methods, managing costs and improving the overall quality of care delivered to our members, while assuming responsibility for medical policy decision-making. The following are among the services we provide to support physicians.

   . Customized Utilization Reports provide our contracted physicians with information that enables them to run their practices more efficiently and focuses them on specific patient needs. For example, quarterly fund-detail reports update physicians on their status within their risk pools. Equivalency reports provide physicians with financial comparisons of capitated versus fee-for service arrangements.

   . Case Management Support helps the physician coordinate specialty care and ancillary services for patients with complex conditions and direct members to appropriate community resources to address both their health and socio-economic needs.

   . Web-based Claims and Eligibility Resources are being tested in selected markets to provide physicians with on-line access to perform claims and eligibility inquiries.

    Our physicians also benefit from several of the services offered to our members, including the CONNECTIONS program, EPSDT case management and disease management programs.

    We provide access to healthcare services for our members primarily through non-exclusive contracts with our providers. The majority of our primary care physicians share in our Medicaid reimbursement risk as well as in the success of efficient and appropriate management of care.

    Our contracts with primary and specialty care physicians and hospitals usually are for one to two year periods and automatically renew for successive one year terms, but generally are subject to termination by either party upon 90 to 120 days' prior written notice. In the absence of a contract, we typically pay providers at state Medicaid reimbursement levels. We pay physicians under a capitated or fee-for-service arrangement.

   . Under our capitated contract, primary care physicians are paid a monthly capitation rate for each of our members assigned to his or her practice and are at risk for all costs related to primary and specialty physician and emergency room services. In return for this payment, these physicians provide all requested, covered primary care and preventive services, including EPSDT services, and primary care office visits. If these physicians also provide non-capitated services to their assigned members, they may bill and be paid under fee-for-service arrangements at Medicaid rates.


   . Under our fee-for-service contracts with physicians, particularly specialty care physicians, we pay the physicians a negotiated fee for covered services. This model is characterized as having no financial risk for the physician.


    We also contract with ancillary providers on a negotiated fee arrangement for physical therapy, mental health and chemical dependency care, home healthcare, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we contract with dental vendors in markets where routine dental care is a covered benefit. We have a capitated arrangement with a national pharmacy vendor that provides a pharmacy network in our markets where prescription and limited over-the-counter drugs are a covered benefit.

Health Plans

    We have three health plan subsidiaries offering healthcare services in Wisconsin, Indiana and Texas. We have never been denied a contract renewal from the states in which we do business. The table below provides certain highlights to the markets we currently serve.

                                   Wisconsin                Indiana                Texas
                            ----------------------- ----------------------- -------------------
Local Health Plan Name      Managed Health Services Managed Health Services Superior HealthPlan
First Year of Operations             1984                    1995                  1999
Counties Licensed                     19                      92                    17
Membership at September 30,
  2001                              108,100                 61,800                54,900
Ownership                            100%                    100%                   90%

States

    Our ability to establish and maintain our position as a leader in the markets we serve results primarily from our demonstrated success in providing quality care while reducing and managing costs for, and our customer-focused approach to working with, state governments. Among the benefits we are able to provide to the states with which we contract are:

   . timely and accurate reporting;

   . responsible collection and dissemination of encounter data;

   . cost saving outreach and disease management programs;

   . improved medical outcomes; and

   . expertise in Medicaid managed care.

Quality Management

    Our medical management program focuses on improving quality of care in areas that have the greatest impact on our members. We employ strategies including disease management and complex case management that are fine-tuned for implementation in our individual markets by a system of physician committees chaired by local physician leaders. This process promotes physician participation and support, both critical factors in the success of any clinical quality improvement program.

    We have implemented specialized information systems to support our medical quality management activities. Information is drawn from our data warehouse, AMISYS and the clinical databases as sources to identify opportunities to improve care and to track the outcomes of the interventions implemented to achieve those improvements. Some examples of these intervention programs include:

   . a prenatal case management program to help women with high-risk pregnancies deliver full-term, healthy infants;

   . a program to reduce the number of inappropriate emergency room visits; and

   . a disease management program to decrease the need for emergency room visits and hospitalizations for asthma patients.

    Additionally, we provide extensive quality reporting on a regular basis using our data warehouse. State and Health Employer Data and Information Set, or HEDIS, reporting constitutes the core of the information base that drives our clinical quality performance efforts. This reporting is monitored by Plan Quality Improvement Committees and our corporate medical management team.

    In order to ensure the quality of our provider networks, we verify the credentials and background of our providers using standards that are supported by the National Committee for Quality Assurance.

Additionally, we provide feedback and evaluations to our providers on quality and medical management in order to improve the quality of care, increase their support of our programs and enhance our ability to attract and retain providers.

Management Information Systems

    The ability to access data and translate them into meaningful information is essential to operating across a multi-state service area in a cost-effective manner. Our centralized information systems located in Saint Louis, Missouri, support our core processing functions under a set of integrated databases and are designed to be both replicable and scalable to accommodate internal growth and growth from acquisitions. We have the ability to leverage the platform we have developed for one state for configuration into new states or health plan acquisitions. This integrated approach helps to assure that consistent sources of claim and member information are provided across all of our health plans. The system is currently configured and is supporting claims auto adjudication rates that exceed 85% in all markets. Our current AMISYS production system is capable of supporting over a million members.

    The following table summarizes our information systems and their functions:

         System/Program                Platform                        Function
         --------------                --------                        --------
AMISYS                           HP3000 Series 997/400 Core Managed Care Functions: Claims;
                                 IMAGE                 Eligibility; Claims Payable
Clinical Case Management Systems HP Netserver/SQL2000  Core Medical Management: Case
                                                       Management; Authorizations; Medical
                                                       Records
InterQual                        HP Netserver/SQL2000  Clinical Guideline Assessment
Distributed Reporting System     ASP/Oracle            Data Warehouse: HEDIS; Provider
                                                       Profiling; Member Profiling
E-Commerce                       HP Netserver/SQL2000  Internet Inquiry: Claims Payment Status;
                                                       Member Eligibility; Authorization Status
NurseWise                        HP Netserver/SQL 2000 Nurse Triage; After Hours Authorizations
Scanning/Imaging                 HP Netserver/SQL2000  Hospital Claims Scanning; Medical
                                                       Claims Scanning; Workflow

    We have a disaster recovery and business resumption plan developed and implemented in conjunction with Sungard Planning. This plan allows us complete access to the business resumption centers and hot-site facilities provided by Sungard. We have contracted with Sungard to provide us with annual plan updates through 2005.

Competition

    In the Medicaid business, our principal competitors for state contracts, members and providers consist of the following types of organizations:

    Primary Care Case Management Programs are programs established by the states through contracts with primary care providers. Under these programs, physicians provide primary care services to the Medicaid recipient, as well as limited oversight over other services.

    National And Regional Commercial Managed Care Organizations have Medicaid and Medicare members in addition to members in private commercial plans.

    Medicaid managed care organizations focus solely on providing healthcare services to Medicaid recipients, the vast majority of which operate in one city or state. Many of these plans are owned by providers, especially hospitals. Their membership is small relative to the infrastructure that is required for them to do business. There are a few multi-state Medicaid-only organizations that tend to be larger in size and therefore are able to leverage their infrastructure over larger membership.

    We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. Healthcare reform proposals may cause a number of commercial managed care organizations already in our service areas to decide to enter or exit the Medicaid market. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid managed healthcare industry.

    We compete with other managed care organizations for state contracts. In order to win a bid for or be awarded a state contract, state governments consider many factors, which include providing quality care, satisfying financial requirements, demonstrating an ability to deliver services, and establishing networks and infrastructure. Some of the factors may be outside our control. For example, state regulators may prefer competitors with substantial local ownership or entities formed as not-for-profit organizations.

    We also compete to enroll new members and retain existing members. People who wish to enroll in a managed healthcare plan or to change healthcare plans typically choose a plan based on the quality of care and service offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

    We also compete with other managed care organizations to enter into contracts with physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include existing and potential member volume, reimbursement rates, medical management programs, timeliness of reimbursement and administrative service capabilities.

Regulation

    Our healthcare operations are regulated at both state and federal levels. Government regulation of the provision of healthcare products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

  Managed Care Organizations

    Our three health plan subsidiaries are licensed to operate as health maintenance organizations in each of Wisconsin, Indiana and Texas. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of managed care organizations providing or arranging to provide services to Medicaid enrollees.


    The process for obtaining authorization to operate as a managed care organization is a lengthy and involved process and requires demonstration to the regulators of the adequacy of the health plan's organizational structure, financial resources, utilization review, quality assurance programs and complaint procedures. Under both state managed care organization statutes and state insurance laws, our health plan subsidiaries must comply with minimum net worth requirements and other financial requirements, such as minimum capital, deposit and reserve requirements. Insurance regulations may also require the prior state approval of acquisitions of other managed care organizations' businesses and the payment of dividends, as well as notice requirements for loans or the transfer of funds. Our subsidiaries are also subject to periodic reporting requirements. In addition, each health plan must meet numerous criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

  Medicaid

    In order to be a Medicaid managed care organization in each of the states in which we operate, we must operate under a contract with the state's Medicaid agency. States generally use either a formal proposal process, reviewing a number of bidders, or award individual contracts to qualified applicants that apply for entry to the program.


    We have entered into a contract with the Wisconsin Department of Health and Family Services to provide Medicaid services. The contract commenced January 1, 2000 and has a scheduled termination of December 31, 2001. We expect to renew this contract for an additional one-year term prior to its expiration. The contract can be terminated if a change in state or federal laws, rules or regulations materially affects either party's rights or responsibilities under the contract. We receive monthly payments under the contract based on specified capitation rates calculated on an actuarial basis.


    We have also entered into an agreement with Network Health Plan of Wisconsin, Inc. pursuant to which Network Health Plan subcontracts to us their Medicaid services under their contracts with the State of Wisconsin. The agreement commenced January 1, 2001 and has a scheduled termination of January 1, 2007. The agreement automatically renews for successive five-year terms and can be terminated by either party upon two years notice prior to the end of the then current term. The agreement may also be terminated if a change in state or federal laws, rules or regulations materially affects either party's rights or responsibilities under the contract, or if Network Health Plan's contract with the State of Wisconsin is terminated. We receive a fee for services based on a percentage of all premium and supplemental payments and other compensation received by Network Health Plan from the State of Wisconsin.

    We have entered into a contract with the State of Indiana to provide Indiana Medicaid and Indiana Children's Health Insurance Program services. The contract commenced January 1, 2001 and has a scheduled termination of December 31, 2002. The agreement is renewable, at the option of the state, for up to two additional one-year terms. This contract may be terminated by the state without cause upon sixty days prior written notice. We are paid based on specified capitation rates for our services.

    We presently are party to three contracts with the Texas Department of Health to provide Medicaid managed care services in our Texas markets through our subsidiary, Superior Health Plan, Inc. Each of our Texas contracts commenced August 30, 1999 and has a scheduled termination of August 31, 2002. Each contract is renewable for an additional one year period. The contracts generally may be terminated upon any event of default or in the event state or federal funding for Medicaid programs is no longer available. We receive monthly payments under each of our Texas contracts based on specified capitation rates calculated on an actuarial basis.

    Our contracts with the states and regulatory provisions applicable to us generally set forth in great detail the requirements for operating in the Medicaid sector including provisions relating to:

   . eligibility, enrollment and disenrollment processes;

   . covered services;

   . eligible providers;

   . subcontractors;

   . record-keeping and record retention;

   . periodic financial and informational reporting;

   . quality assurance;

   . marketing;

   . financial standards;

   . timeliness of claims payment;

   . health education and wellness and prevention programs;

   . safeguarding of member information;

   . fraud and abuse detection and reporting;

   . grievance procedures; and

   . organization and administrative systems.

    A health plan's compliance with these requirements is subject to monitoring by state regulators and by CMS. A health plan is subject to periodic comprehensive quality assurance evaluation by a third party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan must also submit many reports to various regulatory agencies, including quarterly and annual statutory financial statements and utilization reports.

  HIPAA

    In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The Act is designed to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims. One of the main requirements of HIPAA is the implementation of standards for the processing of health insurance claims and for the security and privacy of individually identifiable health information.

    In August 2000, the Department of Health and Human Services, or HHS, issued new standards for submitting electronic claims and other administrative healthcare transactions. The new standards were designed to streamline the processing of claims, reduce the volume of paperwork and provide better service. The administrative and financial healthcare transactions covered include:

   . health claims and equivalent encounter information;

   . enrollment and disenrollment in a health plan;

   . eligibility for a health plan;

   . healthcare payment and remittance advice;

   . health plan premium payments;

   . healthcare claim status; and

   . referral certification and authorization.

    In general, healthcare organizations will be required to comply with the new standards by October 2002. The regulation's requirements apply only when a transaction is transmitted using "electronic media." Because "electronic media" is defined broadly to include "transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media," many communications will be considered electronically transmitted. In addition, health plans will be required to have the capacity to accept and send all standard transactions in a standardized electronic format. The regulation sets forth other rules that apply specifically to health plans as follows:

   . a plan may not delay processing of a standard transaction (that is, it must complete transactions using the new standards at least as quickly as it had prior to implementation of the new standards);

   . there should be "no degradation in the transmission of, receipt of, processing of, and response to" a standard transaction as compared to the handling of a non-standard transaction;

   . if a plan uses a healthcare clearinghouse to process a standard request, the other party to the transaction may not be charged more or otherwise disadvantaged as a result of using the clearinghouse;

   . a plan may not reject a standard transaction on the grounds that it contains data that is not needed or used by the plan;

   . a plan may not adversely affect (or attempt to adversely affect) the other party to a transaction for requesting a standard transaction; and

   . if a plan coordinates benefits with another plan, then upon receiving a standard transaction, it must store the coordination of benefits data required to forward the transaction to the other plan.

    On December 28, 2000, HHS published a final regulation setting forth new standards for protecting the privacy of individually identifiable health information in any medium. Compliance with these rules will be required by April 2003. The new regulation is designed to protect medical records and other personal health information maintained and used by healthcare providers, hospitals, health plans and health insurers, and healthcare clearinghouses. Among numerous other requirements, the new standards:

   . limit both the routine and non-routine non-consensual use and release of private health information, and require patient authorizations for most uses and disclosures of such information;

   . give patients new rights to access their medical records and to know who else has accessed them;

   . limit most disclosure of health information to the minimum needed for the intended purpose;

   . establish procedures to ensure the protection of private health information;

   . establish new criminal and civil sanctions for improper use or disclosure of health information; and

   . establish new requirements for access to records by researchers and others.

    The preemption provisions of the regulation provide that the federal standards will generally preempt contrary state law. However, a state (or any person) may submit a request to the Secretary of HHS that a provision of state law be excepted from the preemption rules. The Secretary may grant an exception if one or more of a number of conditions are met, including:

   . the state law is necessary to prevent fraud and abuse related to the provision of and payment for healthcare;

   . the state law will ensure appropriate state regulation of insurance and health plans or the state law is necessary to state reporting on healthcare delivery or costs; or

   . the state law related to the privacy of health information is more stringent than the federal requirement.

    In addition, on August 12, 1998, HHS published proposed regulations relating to the security of individually identifiable health information. These rules would require healthcare providers, health plans and healthcare clearinghouses to ensure the privacy and confidentiality of such information when it is electronically stored, maintained or transmitted through such devices as user authentication mechanisms and system activity audits. These regulations have not been finalized.

    We are in the process of assessing the impact that these new regulations will have on us, given their complexity and the likelihood that they will be subject to changing, and perhaps conflicting, interpretations.

  New Medicaid Managed Care Regulations

    On January 19, 2001, HHS issued final Medicaid managed care regulations to implement certain provisions of the Balanced Budget Act of 1997, or BBA. Since the publication of this final rule, CMS delayed the rule's effective date three times, the most recent of which delays the effective date of the final rule to August 16, 2002. In addition, on August 20, 2001, CMS proposed a new Medicaid managed care rule that is intended to eventually replace the final rule published on January 19, 2001.

    The proposed rule would implement BBA provisions intended to (1) give states the flexibility to enroll certain Medicaid recipients in managed care plans without a federal waiver if the state provides the recipients with a choice of managed care plans; (2) establish protections for members in areas such as quality assurance, grievance rights and coverage of emergency services; and (3) eliminate certain requirements viewed by the states as impediments to the growth of managed care programs, such as the enrollment composition requirement, the right to disenroll without cause at any time, and the prohibition against enrollee cost-sharing. The rule would also establish requirements intended to ensure that state Medicaid managed care capitation rates are actuarially sound. According to HHS, this requirement would eliminate the generally outdated regulatory ceiling on what states may pay managed care plans, a particularly important provision as more state Medicaid programs include people with chronic illnesses and disabilities in managed care. CMS accepted comments on the proposed rule until October 16, 2001, and the Secretary of HHS has indicated an intent to finalize the regulations by early 2002.

    Because the final content of the rule has not yet been determined, we cannot predict what requirements it will ultimately entail, nor when such requirements will become effective. Changes to the regulations affecting our business, including these proposed regulations, could increase our healthcare costs and administrative expenses, reduce our reimbursement rates, and otherwise adversely affect our business, results of operations, and financial condition.

  Patients' Rights Legislation

    The United States Senate and House of Representatives passed different versions of patients' rights legislation in June and August 2001, respectively. Both versions include provisions that specifically apply protections to participants in federal healthcare programs, including Medicaid beneficiaries. Either version of this legislation could expand our potential exposure to lawsuits and increase our regulatory compliance costs. Congress will need to reconcile the differences between the two proposals before it can become law. Depending on the final form of any patients' rights legislation, such legislation could, among other things, expose us to liability for economic and punitive damages for making determinations that deny benefits or delay beneficiaries' receipt of benefits as a result of our medical necessity or other coverage determinations. The differences include such matters as the amount of allowable damages, whether cases would be governed by federal or state law, and whether such actions could be brought in federal or state courts. We cannot predict whether patients' rights legislation will be enacted into law or, if enacted, what final form such legislation might take.

  Other Fraud and Abuse Laws

    Investigating and prosecuting healthcare fraud and abuse became a top priority for law enforcement entities in the last decade. The focus of these efforts has been directed at participants in public government healthcare programs such as Medicaid. The laws and regulations relating to Medicaid fraud and abuse and the contractual requirements applicable to plans participating in these programs are complex and changing and will require substantial resources.

Properties

    Our headquarters occupy approximately 36,000 square feet of office space in Saint Louis, Missouri under a lease expiring in 2010. We currently are subleasing approximately 4,000 square feet of this space. Our claims center occupies approximately 14,000 square feet of office space in Farmington, Missouri under a lease expiring in 2009. We also lease space in Wisconsin, Indiana and Texas where our health plans are located. We are required by various insurance and Medicaid regulatory authorities to have offices in the service areas where we provide Medicaid benefits. We believe our current facilities are adequate to meet our operational needs for the foreseeable future.

Employees

    As of November 9, 2001, we had 413 employees, of whom 90 were employed at our Saint Louis headquarters, 91 at our Farmington claims center, 56 by our Indiana plan, 87 by our Wisconsin plan and 89 by our Texas plans. Our employees are not represented by a union. We believe our relationships with our employees are good.

Legal Proceedings

    In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

                                  MANAGEMENT

    The following table sets forth information regarding our executive officers, key employees and directors, including their ages as of September 30, 2001:

              Name               Age                           Position
              ----               ---                           --------
Executive Officers and Directors
Michael F. Neidorff............. 58  President, Chief Executive Officer and Director
Joseph P. Drozda, Jr., M.D...... 56  Senior Vice President, Medical Affairs
Catherine M. Halverson.......... 52  Senior Vice President, Business Development
Mary O'Hara..................... 51  Senior Vice President, Operations Services
Brian G. Spanel................. 46  Senior Vice President and Chief Information Officer
Karey L. Witty.................. 37  Senior Vice President, Chief Financial Officer, Secretary and
                                     Treasurer
Claire W. Johnson (1)........... 59  Chairman of the Board of Directors
Samuel E. Bradt (1)............. 63  Director
Walter E. Burlock, Jr........... 38  Director
Edward L. Cahill (2)............ 48  Director
Howard E. Cox, Jr. (2).......... 57  Director
Robert K. Ditmore (2)........... 67  Director
Richard P. Wiederhold (1)....... 58  Director

Key Employees
Kathleen R. Crampton............ 57  President and Chief Executive Officer, Managed Health
                                     Services Wisconsin
Rita Johnson-Mills.............. 42  President and Chief Executive Officer, Managed Health
                                     Services Indiana

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

    Michael F. Neidorff has served as our President and Chief Executive Officer and as a member of our board of directors since May 1996. From May 1996 to November 2001, Mr. Neidorff also served as our Treasurer. From 1995 to 1996, Mr. Neidorff served as a Regional Vice President of Coventry Corporation, a publicly traded managed care organization, and as the President and Chief Executive Officer of one of its subsidiaries, Group Health Plan, Inc. From 1985 to 1995, Mr. Neidorff served as the President and Chief Executive Officer of Physicians Health Plan of Greater St. Louis, a subsidiary of United Healthcare Corp., a publicly traded managed care organization now known as UnitedHealth Group Incorporated.

    Joseph P. Drozda, Jr., M.D. has served as our Senior Vice President, Medical Affairs since November 2000 and served as our part-time Medical Director from January 2000 through October 2000. From June 1999 to October 2000, Dr. Drozda was self-employed as a consultant to managed care organizations, physician groups, hospital networks and employer groups on a variety of managed care delivery and financing issues. From 1996 to April 1999, Dr. Drozda served as the Vice President of Medical Management of SSM Health Care, a health services network. From 1994 to 1996, Dr. Drozda was the Vice President and Chief Medical Officer of PHP, Inc., a health maintenance organization based in North Carolina. From 1987 until 1994, Dr. Drozda served as Medical Director of Physicians Health Plan of Greater St. Louis, a health plan that he co-founded.

    Catherine M. Halverson has served as our Senior Vice President, Business Development since September 2001. From March 2001 to September 2001, Ms. Halverson was self-employed as a consultant to a pharmaceutical benefit management company and Medicaid managed care plans. From 1993 to March

2001, Ms. Halverson was the Vice President and Director of Medicaid Programs of UnitedHealth Group Incorporated.

    Mary O'Hara has served as our Senior Vice President, Operations Services since January 1999. From December 1998 to January 1999, Ms. O'Hara served as our Chief Contracting Officer. From March 1997 to October 1998, Ms. O'Hara was the Chief Contracting Officer of Unity Health Network, a network of hospitals and physicians in Missouri and Illinois. From 1990 to February 1997, Ms. O'Hara was the Director of Managed Care for Virginia Mason Medical Center, an integrated healthcare delivery system, in Seattle, Washington.

    Brian G. Spanel has served as our Senior Vice President and Chief Information Officer since December 1996. From 1988 to 1996, Mr. Spanel served as President of GBS Consultants, a healthcare consulting and help desk software developer. From 1987 to 1988, Mr. Spanel was Director of Information Services for CompuCare, a managed care organization. From 1984 to 1987, Mr. Spanel was Director of Information Services for Peak Health Care, a managed care organization.

    Karey L. Witty has served as our Senior Vice President and Chief Financial Officer since August 2000, our Secretary since February 2000 and our Treasurer since November 2001. From March 1999 to August 2000, Mr. Witty served as our Vice President of Health Plan Accounting. From 1996 to March 1999, Mr. Witty was Controller of Heritage Health Systems, Inc., a healthcare company in Nashville, Tennessee. From 1994 to 1996, Mr. Witty served as Director of Accounting for Healthwise of America, Inc., a publicly traded managed care organization.

    Claire W. Johnson has served as a member of our board of our directors since 1987 and served as our Acting President and Chief Executive Officer from 1995 to April 1996. Mr. Johnson served as the Chief Executive Officer of Group Health Cooperative of Eau Claire, Wisconsin, a health maintenance organization, from 1972 to 1994.

    Samuel E. Bradt has served as a member of our board of directors since 1993 and served as our Secretary from 1993 to July 2000. Mr. Bradt is President of Merganser Corporation, a business advisory and venture capital firm he founded in 1980.

    Walter E. Burlock, Jr. has served as a member of our board of directors since September 1998. Mr. Burlock has been a Managing Director of Origin Capital Management, a private venture capital firm located in San Francisco, California, since July 2000. From 1990 to June 2000, Mr. Burlock was a Managing Director of Soros Fund Management LLC, a hedge fund manager.

    Edward L. Cahill has served as a member of our board of directors since September 1998. Mr. Cahill has been a partner of HLM Management Company, a private venture capital firm located in Boston, Massachusetts, since May 2000. From 1995 to April 2000, Mr. Cahill was a founding partner at Camden Partners, LLC, a venture capital firm. From 1981 to 1995, Mr. Cahill was employed by Alex. Brown & Sons, an investment banking and brokerage firm where he headed the firm's Health Care Group. Mr. Cahill also serves as a director of Occupational Health & Rehabilitation, Inc. and MedPlus, Inc.

    Howard E. Cox, Jr. has served as a member of our board of directors since 1993. Mr. Cox is a partner of Greylock Limited Partnership, a national venture capital firm headquartered in Waltham, Massachusetts and San Mateo, California, with which he has been associated since 1971. Mr. Cox also currently serves as a director of Stryker Corporation in Michigan and Landacorp, Inc. in Atlanta.

    Robert K. Ditmore has served as a member of our board of directors since April 1996. From 1985 to 1991, Mr. Ditmore was the President and Chief Operating Officer of United Healthcare Corp., a publicly traded managed care organization now known as UnitedHealth Group Incorporated.

    Richard P. Wiederhold has served as a member of our board of directors since 1993. Mr. Wiederhold has served since 1992 as President of Managed Health Services, Inc. d/b/a the Elizabeth A. Brinn Foundation, a charitable foundation. From 1973 to 1985, Mr. Wiederhold held several positions, most recently Corporate Treasurer, with Allen-Bradley Company, a manufacturer of industrial motor controls and electronic and magnetic components.

    Kathleen R. Crampton has served as the President and Chief Executive Officer of Managed Health Services Insurance Corp., our health plan in Wisconsin, since June 2000. From November 1999 to May 2000, Ms. Crampton was a Senior Consultant for PricewaterhouseCoopers LLC. From June 1996 to October 1999, Ms. Crampton served as Vice President of the Patterson Group, a private consulting firm serving health maintenance organizations and their service providers and medical manufacturers. From 1993 to 1996, Ms. Crampton served as Vice President of Marketing for Healthtech Services Corporation, a home care robotics and telemedicine information systems company.

    Rita Johnson-Mills has served as the President and Chief Executive Officer of Managed Health Services Indiana, Inc., our health plan in Indiana, since April 2001. From March 2000 to April 2001, Ms. Johnson-Mills served as the Chief Operating Officer of Managed Health Services Indiana, Inc. From July 1999 to March 2000, Ms. Johnson-Mills was a Senior Vice President and the Chief Operating Officer of Medical Diagnostic Management. From 1995 to March 1999, Ms. Johnson-Mills served as Senior Vice President and Chief Operating Officer of DC Chartered Health Plan, Inc., a health maintenance organization.

Classified Board of Directors

    We currently have eight directors, four of whom were elected as directors under a stockholders' agreement that will automatically terminate upon the closing of this offering. At our request, all directors elected to the board of directors pursuant to the stockholders' agreement have orally agreed to remain on the board for an indefinite period following this offering. There are no family relationships among any of our directors or executive officers.

    Our charter includes a provision establishing a classified board of directors. Upon the closing of this offering, our board will be divided into three classes, each of whose members will serve for a staggered three-year term. The division of the three classes, the initial directors and their respective election dates are as follows:

   . the class 1 directors will be Samuel E. Bradt, Walter E. Burlock, Jr. and
     Michael F. Neidorff, and their term will expire at the annual meeting of stockholders to be held in 2002;

   . the class 2 directors will be Edward L. Cahill, Howard E. Cox, Jr. and
     Robert K. Ditmore, and their term will expire at the annual meeting of stockholders to be held in 2003; and

   . the class 3 directors will be Claire W. Johnson and Richard P. Wiederhold, and their term will expire at the annual meeting of stockholders to be held in 2004.

    At each annual meeting of stockholders after the initial classification, a class of directors will be elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as early as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company. See "Description of Capital Stock-Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws."

Board Committees

    We have established an audit committee and a compensation committee of our board of directors.

    Audit Committee. Our audit committee consists of Samuel E. Bradt, Claire W. Johnson and Richard P. Wiederhold. The audit committee assists the board in fulfilling its oversight responsibilities by reviewing all audit processes and fees, the financial information that will be provided to our stockholders and our systems of internal financial controls. The audit committee shares with the board the authority and responsibility to select, evaluate and, where appropriate, replace the independent public accountants.

    Compensation Committee. Our compensation committee consists of Edward L. Cahill, Howard E. Cox, Jr., and Robert K. Ditmore. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

Director Compensation

    Our non-employee directors receive an annual fee from us of $4,000 and a fee of $1,000 for each meeting of the board of directors he or she attends in person and $250 for each meeting attended by means of conference telephone call. In addition, each member of our audit and compensation committees receives $500 from us for each committee meeting he or she attends in person and $200 for each meeting attended by means of conference telephone call. Directors are reimbursed for expenses incurred in connection with their service.

    In addition, we may, in our discretion, grant stock options and other equity awards to our employee and non-employee directors under our stock plans.

    We have granted the following non-qualified stock options shares to our non employee directors:

   . In January 1996, we granted options to purchase 17,000 shares at an exercise price of $2.56 per share to Claire W. Johnson.

   . In September 1997, we granted options to purchase 10,000 shares at an exercise price of $2.40 per share to each of Samuel E. Bradt, Howard E. Cox, Jr., Mr. Johnson and Richard P. Wiederhold.

   . In January 2000, we granted options to purchase 10,000 shares to each of Mr. Bradt, Walter E. Burlock, Edward L. Cahill, Mr. Cox, Mr. Johnson and Mr. Wiederhold at an exercise price of $1.00 per share. In October 2000, we granted options to purchase 20,000 shares to Mr. Johnson, and 10,000 shares to each of Messrs. Bradt, Burlock, Cahill, Cox and Wiederhold at $1.33 per share.

    All of the above options vest ratably over five years from the date of grant.

Compensation Committee Interlocks And Insider Participation

    None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of Centene.

Executive Compensation

  Compensation Earned

    The following summarizes the compensation earned during the fiscal year ended December 31, 2000 by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on December 31, 2000 and whose total compensation exceeded $100,000. We refer to these individuals as our "named executive officers."

                          Summary Compensation Table



                                                                    Long-Term
                                                                   Compensation
                                                                   ------------
                                               Annual Compensation  Securities
                                               -------------------  Underlying
Name and Principal Position                     Salary     Bonus     Options
---------------------------                    --------  --------  ------------
Michael F. Neidorff........................... $300,000  $160,000     40,000
   President and Chief Executive Officer

Mary O'Hara...................................  230,000    60,000      3,000
   Senior Vice President, Operations Services

Karey L. Witty................................  149,615    75,000     20,000
   Senior Vice President and Chief
   Financial Officer

Brian G. Spanel...............................  148,249    43,000      5,000
   Senior Vice President and Chief
   Information Officer

Joseph P. Drozda, Jr., M.D....................   97,981    35,000     35,000
   Senior Vice President, Medical Affairs

  Option Grants

    The following table sets forth information concerning the individual grants of stock options to each of the named executive officers who received grants during the fiscal year ended December 31, 2000. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant, as determined by the board of directors. Our board of directors determined the fair market value of our common stock based on periodic independent valuations. We have never granted any stock appreciation rights. The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. This value is based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted until their expiration date and assumes an initial value of $14.00 per share, which represents the mid-point of the range of estimated prices for this offering. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

                 Option Grants In Year Ended December 31, 2000

                            Individual Grants Value
                            -----------------------
                                                                          Potential Realizable
                                                                            Value at Assumed
                            Number of   Percent of                        Annual Rates of Stock
                            Securities Total Options                       Price Appreciation
                            Underlying  Granted to   Exercise                for Option Term
                             Options   Employees in  Price Per Expiration ---------------------
        Name                 Granted    Fiscal Year    Share      Date       5%         10%
        ----                ---------- ------------- --------- ---------- --------  ----------
Michael F. Neidorff........   40,000        7.5%       $1.33    10/20/10  $912,181  $1,452,496
Mary O'Hara................    3,000        0.6         1.33    10/20/10    68,414     108,937
Karey L. Witty.............   20,000        3.8         1.33    10/20/10   456,090     726,248
Brian G. Spanel............    5,000        0.9         1.33    10/20/10   114,023     181,562
Joseph P. Drozda, Jr., M.D.   35,000        6.6         1.33    01/03/10   798,158   1,270,934

  Option Exercises and Holdings

    None of our named executive officers exercised options during 2000. The following table sets forth certain information regarding the number and value of unexercised options held by each of the named executive officers as of December 31, 2000. There was no public market for our common stock as of December 31, 2000. Accordingly, amounts described in the following table under the heading "Value of Unexercised In-The-Money Options at Year End" are determined by multiplying the number of shares underlying the options by the difference between an assumed public offering price of $14.00 per share and the per share option exercise price.

                    Aggregated 2000 Year-End Option Values

                              Number of Securities
                             Underlying Unexercised     Value of Unexercised
                                   Options at          In-The-Money Options at
                                 Fiscal Year End              Year End
                            ------------------------- -------------------------
        Name                Exercisable Unexercisable Exercisable Unexercisable
        ----                ----------- ------------- ----------- -------------
Michael F. Neidorff........   129,760      109,940    $1,816,640     $1,539,160
Mary O'Hara................    20,000       58,000       280,000        812,000
Karey L. Witty.............    12,000       68,000       168,000        952,000
Brian G. Spanel............    26,000       34,000       364,000        476,000
Joseph P. Drozda, Jr., M.D.        --       35,000            --        490,000

    Stock options that are otherwise unvested may be exercised for shares which are subject to vesting and a repurchase option at the exercise price. Except for 65,000 shares subject to an option granted to Mr. Neidorff in 1997, all shares subject to options vest ratably over 5 years. The option granted to Mr. Neidorff in 1997 will vest in full on the fifth anniversary of the date of grant. Fifty percent of shares underlying options granted under our 1994 Stock Plan, 1996 Stock Plan and 1998 Stock Plan vest automatically upon a change of control. Shares underlying options granted under our 1999 Stock Plan and 2000 Stock Plan vest automatically in full upon a change in control.

Employee Benefit Plans

  Stock Plans

    We have five stock plans: the 1994 Stock Plan, 1996 Stock Plan, 1998 Stock Plan, 1999 Stock Plan and 2000 Stock Plan. The stock plans have the same basic terms.


    General. We have reserved for issuance under the plans an aggregate maximum of 2,000,000 shares of common stock. As of November 21, 2001, options to purchase 1,380,040 shares of our common stock were outstanding and 87,775 shares of common stock had been issued upon the exercise of options under the plans. If an award granted under the plan expires or is terminated, the shares of common stock underlying the award will be available for issuance under the plans.

    Types of Awards. The following awards may be granted under the plans:

   . stock options, including incentive stock options and non-qualified stock options;

   . stock bonuses; and

   . the opportunity to make direct purchases of stock.

    Administration. The plans are administered by the board of directors, which may designate a committee to administer the plans. The board or committee may, subject to the provisions of the plans, determine the persons to whom awards will be granted, the type of award to be granted, the number of shares to be made subject to awards, the exercise price and other terms and conditions of the awards, and interpret the plans and prescribe, amend and rescind rules and regulations relating to the plans.

    Eligibility. Awards may be granted under the plans to our employees, directors and consultants or employees, directors and consultants of any of our subsidiaries, as selected by the board of directors or committee.

    Terms and Conditions of Options. Stock options may be either "incentive stock options," as that term is defined in Section 422 of the Internal Revenue Code, or non-qualified stock options. The exercise price of a stock option granted under the plan is determined by the board or committee at the time the option is granted, but the exercise price of an incentive stock option may not be less than the fair market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the board or committee may determine, as reflected in the applicable option agreement. The exercise period may not extend beyond ten years from the date of grant.

    The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof:

   . in cash or cash equivalents or, at the discretion of the board or committee;

   . by surrender of previously acquired shares of our common stock with a fair market value, as determined by the board of directors, equal to the exercise price;

   . by delivery of the optionee's personal recourse promissory note with interest payable at a rate approved by the board of directors; or

   . through a specified "broker cashless exercise" procedure.

    Stock Bonuses. The plans provide that the board or committee, in its discretion, may award shares of common stock to plan participants.

    Purchase Opportunity. The plans provide that the board or committee, in its discretion, may authorize plan participants to purchase shares of common stock.

    Director Awards. The board or committee, in its discretion, may grant awards under the plan to both employee and nonemployee directors. The terms of the awards granted to directors are to be generally consistent with the terms of awards granted to other participants under the plan.

    Termination of Employment. If a participant ceases to be an employee or perform services for us or one of our affiliates for any reason other than death or disability, his or her option will expire one month after the date of termination or such lesser period, or greater period in the case of nonqualified options, as the board or committee shall determine. If such termination is as a result of death or disability, the options will be terminate three months after the date of termination, unless the board or committee determines a shorter period. No option may, however, be exercised after the date of its expiration, and may be exercised after termination only to the extent it was exercisable on the date of termination. The options granted to date each provide that options are fully exercisable on the date of grant, but shares subject to the options vest ratably over five years. Fifty percent of shares underlying options granted under our 1994 Stock Plan, 1996 Stock Plan and 1998 Stock Plan vest automatically upon a "change of control" as defined in the option agreements. Shares underlying options granted under our 1999 Stock Plan and 2000 Stock Plan vest automatically in full upon a "change in control" as defined in the option agreements. If an option holder leaves our employ for any reason or, in the case of an option holder who is a non-employee director, ceases to be a member of our board of directors, we may repurchase from such holder all unvested shares acquired by him or her at the option exercise price.

    Amendment and Termination of Plans. The board of directors may modify or terminate the plans or any portion of the plans at any time, except that shareholder approval is required for any amendment that would increase the total number of shares reserved for issuance under a plan, materially increase the plan benefits available to participants, materially modify the plan eligibility requirements, or otherwise as required to comply with applicable law. No awards may be granted under any plan after the day prior to the tenth anniversary of its adoption date.

Employment Agreements

    Joseph P. Drozda serves as our Senior Vice President, Medical Affairs pursuant to an employment agreement dated October 30, 2000. We have agreed to pay Dr. Drozda an annual salary of $180,000, which may be adjusted by our President. Dr. Drozda may also receive an annual bonus in the discretion of our President. Dr. Drozda has agreed not to disclose confidential information about our business, and not to compete with us during the term of his employment and for nine months thereafter. Dr. Drozda's employment may be terminated by us for cause or permanent disability. If we terminate Dr. Drozda without cause, he will be entitled to receive one year's salary continuation, and we will be obligated to pay premiums for the health and dental coverage to which he would be entitled under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, for 12 months. If, after a change in control, Dr. Drozda's position is eliminated, his salary is reduced or he is asked and refuses to relocate outside of the Saint Louis metropolitan area, he will, upon termination, be entitled to the above benefits, but his one year salary will be paid either in a lump sum or as salary continuance, at his option.

    Mary O'Hara serves as our Senior Vice President, Operations Services pursuant to an employment agreement dated December 16, 1998. This agreement had an initial term of one year and renews automatically on an annual basis unless we provide 30 days' prior written notice of non-renewal. We have agreed to pay Ms. O'Hara an annual salary of $200,000, which may be adjusted by our President. Ms. O'Hara may also receive an annual bonus in an amount to be determined by the board of directors. Ms. O'Hara has agreed not to disclose confidential information about our business or, during the term of her employment and for a period of one year thereafter, solicit any of our customers, suppliers, employees or agents. Ms. O'Hara has also agreed not to compete with us during the term of her employment or for a period of six months thereafter. Ms. O'Hara's employment may be terminated by us for cause or permanent disability. If we terminate Ms. O'Hara without cause, Ms. O'Hara will be entitled to receive one year's salary continuation and COBRA coverage for 12 months.

    Brian G. Spanel serves as our Senior Vice President and Chief Information Officer pursuant to an employment agreement dated August 6, 2001. This agreement has an initial term of one year and renews automatically on an annual basis unless we provide 30 days' prior written notice of non-renewal. We have agreed to pay Mr. Spanel an annual salary of $175,000, which may be adjusted by our President. Mr. Spanel may also receive an annual bonus in the discretion of our President. Mr. Spanel has agreed not to disclose confidential information about our business. Mr. Spanel has also agreed not to compete with us during the term of his employment and for nine months thereafter. Mr. Spanel's employment may be terminated by us for cause or permanent disability. If we terminate Mr. Spanel without cause, he will be entitled to receive 39 weeks salary continuation and COBRA coverage for nine months. If, within 24 months after a change in control, Mr. Spanel is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the Saint Louis metropolitan area, he will be entitled to receive one year's salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

    Karey L. Witty serves as our Senior Vice President and Chief Financial Officer pursuant to an employment agreement dated as of January 1, 2001. This agreement has an initial term of one year and renews automatically unless we provide 30 days' prior written notice of non-renewal. We have agreed to pay Mr. Witty an annual salary of $175,000, which may be adjusted by our President. Mr. Witty may also receive an annual bonus to be determined by our President. Mr. Witty has agreed not to disclose confidential information about our business or, during the term of his employment and for a period of six months thereafter, not to compete with us. Mr. Witty's employment may be terminated by us for cause or permanent disability. If we terminate Mr. Witty without cause, Mr. Witty will be entitled to receive one year's salary continuation and COBRA coverage for 12 months. If, after a change in control, Mr. Witty is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the Saint Louis metropolitan area, he will be entitled to receive one year's salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

Limitation of Liability of Directors and Indemnification of Directors and Officers

    As permitted by the Delaware General Corporation Law, our charter provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law as it now exists or as it may be amended. As of the date of this prospectus, Delaware law permits limitations of liability for a director's breach of fiduciary duty other than liability for (1) any breach of the director's duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. In addition, our by-laws provide that we will indemnify all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

                          RELATED PARTY TRANSACTIONS

    Since January 1, 1998, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, officers and five percent stockholders.

Issuances of Series D Convertible Preferred Stock

    In September 1998, we sold 3,680,000 shares of series D preferred stock at a price of $5.00 per share for gross proceeds of $18,400,000.

   . We sold 2,000,000 of the shares to Strategic Investment Partners, Ltd. for a total price of $10,000,000. Strategic Investment Partners, Ltd. is a five percent stockholder.

   . We sold 947,500 of the shares to Cahill Warnock Strategic Partners Fund,
     L.P. for a total price of $4,737,500. Cahill Warnock Strategic Partners Fund, L.P. is a five percent stockholder with which Edward L. Cahill, one of our directors, is affiliated.

   . We sold 600,000 of the shares to Greylock Limited Partnership for a total price of $3,000,000. Greylock Limited Partnership is a five percent stockholder.

   . We sold 52,500 of the shares to Strategic Associates, L.P. for a total price of $262,500. Mr. Cahill, one of our directors, is affiliated with Strategic Associates, L.P.

   . We sold 40,000 of the shares to D.L. Associates for a total price of $200,000. Robert K. Ditmore, one of our directors, is affiliated with D.L. Associates.

   . We sold 20,000 of the shares to Claire W. Johnson for a total price of $100,000. Mr. Johnson is one of our directors.

   . We sold 5,000 of the shares to a trust for the benefit of Richard P.
     Wiederhold for a total price of $25,000. Mr. Wiederhold is one of our directors.

    In May 1999, we sold 40,000 shares of series D preferred stock at a price of $5.00 per share for gross proceeds of $200,000. We sold 25,000 of the shares to Michael F. Neidorff and 5,000 of the shares to Brian G. Spanel, both of whom are our executive officers.

Registration Rights

    The holders of 5,593,247 shares of our common stock are entitled to rights to register their shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of registrable securities, who are former holders of some series of our common and preferred stock. These holders include:

   . Greylock Limited Partnership, which has registration rights covering
     2,009,640 shares of common stock;

   . Strategic Investment Partners, Ltd., which has registration rights covering 2,000,000 shares of common stock;

   . Cahill Warnock Strategic Partners Fund, L.P., which has registration rights covering 947,500 shares of common stock;

   . Mr. Johnson, who has registration rights covering 20,000 shares of common stock;

   . Mr. Neidorff, who has registration rights covering 75,300 shares of common stock;

   . Strategic Associates, L.P., which has registration rights covering 52,500 shares of common stock;

   . D.L. Associates, which has registration rights covering 50,000 shares of common stock; and

   . Mr. Spanel, who has registration rights covering 5,000 shares of common stock.

    The registration rights:

   . are held by all persons and entities that purchased series A common stock and series A, series B and series D preferred stock;

   . allow holders to require us to register their shares under the Securities
     Act; and

   . allow holders to include their shares in registration statements filed by us.

    For a more detailed description of the registration rights, see "Description of Capital Stock--Registration Rights."

Employment Agreements

    We have entered into employment agreements with Joseph P. Drozda, Mary O'Hara, Brian G. Spanel and Karey L. Witty. For a more detailed description of these employment agreements, including severance provisons, see
"Management--Employment Agreements."

                      PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information regarding the beneficial ownership of our common stock as of November 21, 2001, as adjusted to reflect the sale of the shares of common stock offered in this offering, for:


   . each person, entity or group of affiliated persons or entities known by us to own beneficially more than 5% of our outstanding common stock;

   . each of our named executive officers and directors;

   . all of our executive officers and directors as a group; and

   . each of the selling stockholders.

    Managed Health Services, Inc. d/b/a Elizabeth A. Brinn Foundation, a 501(c)(3) organization (the "Elizabeth A. Brinn Foundation"), is offering 250,000 of the shares covered by this prospectus. The other selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 shares to cover over-allotments. If the underwriters exercise their options, shares will be purchased from the selling stockholders on a pro-rata basis at the public offering price. Information in the following table assumes that the underwriters exercise their over-allotment option in full.

    Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address of our officers and directors is in care of Centene Corporation, 7711 Carondelet Avenue, Suite 800, Saint Louis, Missouri 63105.


    Percentage ownership calculations are based on 6,775,366 shares outstanding as of November 21, 2001. All of the following information gives effect to the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. The information as to beneficial ownership after the offering also gives effect to the exercise of all outstanding warrants to purchase a total of 46,003 shares of common stock before the closing of this offering.


    To the extent that any shares are exercised on exercise of options to acquire shares of our capital stock, there may be further dilution to new public investors.


                                                       Beneficial Ownership Prior to Offering
                                                ---------------------------------------------------





                                                                        Shares Issuable
                                                                          Pursuant to
                                                                            Options
                                                 Number of               and Warrants                  Number of
                                                   Shares                 Exercisable                  Shares of
                                                Beneficially           within 60 days of             Common Stock
Name of Beneficial Owner                           Owned               November 21, 2001  Percentage Being Offered
------------------------                        ------------           -----------------  ---------- -------------
5% Stockholders:
Greylock Limited Partnership                     2,127,799                       --          31.4%
 One Federal Street, 26th Floor Boston,
 Massachusetts 02110
Strategic Investment Partners, Ltd.............  2,000,000                       --          29.5
 c/o Soros Fund Management LLC
 888 Seventh Avenue, 33rd Floor
 New York, New York 10016
Cahill Warnock Strategic Partners Fund, L.P....    947,500                       --          14.0
 c/o Cahill, Warnock & Company
 One South Street, Suite 2150
 Baltimore, Maryland 21202
Named Executive Officers and Directors:
Michael F. Neidorff............................     75,340                  304,700           5.4            --
Mary O'Hara....................................         --                   78,000           1.1            --
Karey L. Witty.................................         --                   80,000           1.2            --
Brian Spanel...................................      5,000                   60,000             *            --
Joseph P. Drozda, Jr., M.D.....................         --                   35,000             *            --
Claire W. Johnson..............................    549,723(1)                43,305(2)        8.7            (3)
Samuel E. Bradt................................    310,320(1)                33,305(2)        5.0            (3)
Walter E. Burlock, Jr..........................         --                   20,000             *            --
Edward L. Cahill...............................  1,000,000(5)                20,000          15.0            --
Howard E. Cox, Jr..............................  2,127,799(6)                30,000          31.7            --
Robert K. Ditmore..............................     50,000(7)                35,000(8)        1.2            --
Richard P. Wiederhold..........................    481,411(1)                33,305(2)        7.6            (3)
All directors and executive officers as a group
 (13 persons)..................................  4,099,593(1)(5)(6)(7)      796,005(2)(8)    64.6            (3)
Selling Stockholder:
Elizabeth A. Brinn Foundation..................    250,000                    3,305           3.7       250,000
Over-allotment Selling Stockholders:
William P. Jollie..............................    450,100(1)                 3,305(2)        6.7       434,138(3)
Raymond C. Brinn...............................    305,073(1)                 3,305(2)        4.6       300,680(3)
Thomas M. Gazzana..............................    130,000                       --           1.9       119,630
Jerome M. Fritsch..............................    103,133                       --           1.5        94,906
Leon K. Rusch..................................     56,484                       --             *        51,978
Kathleen A. Tordik.............................     11,719                       --             *        10,784
Tracey Klein...................................     11,250(9)                    --             *        10,353(9)
Richard S. Nemitz..............................      2,000                       --             *         1,841
Elaine E. Laverenz.............................        750                       --             *           690










                                                     Beneficial Ownership After
                                                              Offering
                                                -----------------------------------
                                                 Number of
                                                   Shares
                                                Beneficially
Name of Beneficial Owner                           Owned                  Percentage
------------------------                        ------------              ----------
5% Stockholders:
Greylock Limited Partnership                     2,127,799                   21.1%
 One Federal Street, 26th Floor Boston,
 Massachusetts 02110
Strategic Investment Partners, Ltd.............  2,000,000                   19.8
 c/o Soros Fund Management LLC
 888 Seventh Avenue, 33rd Floor
 New York, New York 10016
Cahill Warnock Strategic Partners Fund, L.P....    947,500                    9.4
 c/o Cahill, Warnock & Company
 One South Street, Suite 2150
 Baltimore, Maryland 21202
Named Executive Officers and Directors:
Michael F. Neidorff............................    380,040                    3.7
Mary O'Hara....................................     78,000                      *
Karey L. Witty.................................     80,000                      *
Brian Spanel...................................     65,000                      *
Joseph P. Drozda, Jr., M.D.....................     35,000                      *
Claire W. Johnson..............................    343,028(4)                 3.4
Samuel E. Bradt................................     93,625(4)                   *
Walter E. Burlock, Jr..........................     20,000                      *
Edward L. Cahill...............................  1,020,000(5)                 9.9
Howard E. Cox, Jr..............................  2,157,799(6)                21.4
Robert K. Ditmore..............................     85,000(7)(8)                *
Richard P. Wiederhold..........................    264,716(4)                 2.6
All directors and executive officers as a group
 (13 persons)..................................  4,645,598(4)(5)(6)(7)(8)    42.7
Selling Stockholder:
Elizabeth A. Brinn Foundation..................      3,305                      *
Over-allotment Selling Stockholders:
William P. Jollie..............................     19,267(4)                   *
Raymond C. Brinn...............................      7,698(4)                   *
Thomas M. Gazzana..............................     10,370                      *
Jerome M. Fritsch..............................      8,227                      *
Leon K. Rusch..................................      4,506                      *
Kathleen A. Tordik.............................        935                      *
Tracey Klein...................................        897(9)                   *
Richard S. Nemitz..............................        159                      *
Elaine E. Laverenz.............................         60                      *

--------
*   Represents less than 1% of outstanding shares of common stock.

(1) Includes 250,000 shares owned of record by the Elizabeth A. Brinn Foundation. Messrs. Johnson, Bradt, Wiederhold, Jollie and Brinn are directors of the Elizabeth A. Brinn Foundation. Messrs. Bradt and Wiederhold are also executive officers of the Elizabeth A. Brinn Foundation. These persons share voting and investment power with respect to these shares, but these individuals disclaim beneficial ownership.


(2) Includes 3,305 shares issuable to the Elizabeth A. Brinn Foundation upon exercise of a warrant.


(3) Includes 250,000 shares being offered by the Elizabeth A. Brinn Foundation in this offering.




(4) Includes 3,305 shares owned of record by the Elizabeth A. Brinn Foundation.


(5) Includes 947,500 shares owned of record by Cahill Warnock Strategic Partners Fund, L.P. and 52,500 shares owned of record by Strategic Associates, L.P. Mr. Cahill is a partner of Cahill, Warnock Strategic Partners, L.P., the general partner of Cahill Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P., and he shares voting and investment power with respect to these shares.


(6) Includes 2,127,799 shares owned of record by Greylock Limited Partnership. Mr. Cox is a co-managing director of Greylock Limited Partnership and shares voting and investment power with respect to these shares.


(7) Includes 50,000 shares owned of record by D.L. Associates. Mr. Ditmore is a managing general partner of D.L. Associates and shares voting and investment power with respect to these shares.


(8) Includes 35,000 shares issuable pursuant to options granted to D.L. Associates.


(9) Consists of shares held in trust for the benefit of Ms. Klein.

                         DESCRIPTION OF CAPITAL STOCK

    Upon completion of this offering, we will be authorized to issue 40,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. Shares of each class will have a par value of $0.001 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our charter and by-laws, as well as the Delaware General Corporation Law.

Common Stock

    As of the date of this prospectus, our charter provides for two series of common stock, which are held as follows:

   . Series A voting common stock, of which 278,747 shares were issued and outstanding held by ten holders of record; and


   . Series B non-voting common stock, of which 624,279 shares were issued and outstanding held by seven holders of record.


    Each share of Series A and Series B common stock will convert into one share of common stock immediately upon the closing of this offering.

    Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

    The common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

    As of the date of this prospectus, our charter provides for four series of preferred stock, which are held as follows:

   . Series A preferred stock, of which 733,850 shares were issued and outstanding held by nine holders of record;

   . Series B preferred stock, of which 864,640 shares were issued and outstanding held by one holder of record;

   . Series C preferred stock, of which 557,850 shares were issued and outstanding held by five holders of record; and

   . Series D preferred stock, of which 3,716,000 shares were issued and outstanding held by 15 holders of record.

    Each share of preferred stock will convert into one share of common stock immediately upon the closing of this offering.

    The board of directors will have the authority, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each series to have the voting rights, dividend rights, conversion rights, liquidation preferences and redemption privileges as shall be determined by the board of directors. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

   . restricting dividends on the common stock;

   . diluting the voting power of the common stock;

   . impairing the liquidation rights of the common stock; or

   . delaying or preventing changes in control or management of Centene.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

    Delaware law and our charter and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

    We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An "interested stockholder" includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

    Upon the closing of this offering, our charter and by-laws will require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, upon the completion of this offering, special meetings of our stockholders may be called only by the board of directors or some of our officers. Our charter and by-laws also provide that, effective upon the completion of this offering, our board of directors will be divided into three classes, with the classes serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

    We expect our common stock to be approved for quotation on the Nasdaq National Market under the symbol "CNTE."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. We cannot provide any assurance that an active public market for our common stock will develop or be sustained after the closing of this offering.

    Future sales in the public markets of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, could adversely affect the prevailing market price of our common stock. It could also impair our ability to raise additional capital through future sales of equity securities.


    Upon the closing of this offering, a total of 10,071,369 shares of our common stock will be outstanding assuming (1) no exercise of options outstanding after November 21, 2001, (2) the exercise of all warrants outstanding on November 21, 2001 and (3) the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering. Of these shares, all of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares acquired by "affiliates" as that term is defined in Rule 144 under the Securities Act.


    Shares acquired by affiliates and the remaining shares held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below.

Lock-Up Agreements


    Our executive officers, directors and substantially all of our other stockholders have entered into lock-up agreements pursuant to which they have agreed, with limited exceptions, not to dispose of or hedge any of their common stock for 180 days following the date of this prospectus without the written consent of SG Cowen Securities Corporation. The persons who have delivered lock-up agreements will hold a total of 6,528,898 of the 6,571,369 shares of common stock that will be outstanding as of the closing of this offering, excluding the 3,500,000 shares being offered. We have also agreed that, without the prior written consent of SG Cowen Securities Corporation, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for shares of common stock for a period of 180 days from the date of this prospectus. However, our agreement with SG Cowen Securities Corporation provides that we may, without such consent, (a) grant options and sell shares pursuant to our stock plans, (b) issue shares to Community Health Centers Network in the event that it exercises its right to cause us to acquire its 10% equity interest in Superior HealthPlan in exchange for shares of our common stock, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Other Income," and (c) issue up to an aggregate of 500,000 shares of our common stock in connection with one or more acquisitions or collaborative arrangements, provided that each recipient of those shares enters into a lock-up agreement substantially equivalent to those delivered by substantially all of our stockholders in connection with this offering.



    Upon the closing of this offering, options to purchase 1,380,040 shares of common stock will be held by existing optionees, based on options outstanding on November 21, 2001. Under the terms of their option agreements, holders of all of these options have agreed to be bound by the 180-day lock-up.


    We intend to file with the SEC a registration statement on Form S-8 as soon as practicable after the closing of this offering registering shares of common stock reserved for future issuance under our stock plans or subject to presently outstanding options. This registration statement will allow holders of shares of common stock issued under our stock plans to resell those shares in the public market, without restriction under the Securities Act, subject to the lock-up agreements and, in the case of affiliates, Rule 144 limitations.

    As a result of the lock-up agreements, the Form S-8 registration statement, the provisions of Rule 144 and Rule 701 under the Securities Act, the common shares outstanding upon the closing of this offering, including shares subject to presently outstanding options, will be eligible for resale in the public market in the United States as follows, subject in some cases to Rule 144 limitations:

Number of Shares                                                Date
----------------                                                ----
   3,542,471     After completion of this offering, (a) freely tradable shares sold in this offering and (b) shares eligible for sale in the public market under Rule 144(k) that are not subject to 180-day lock-up agreements

   6,519,966     After 180 days from the closing of this offering, the 180-day lock-up will be released, and these shares will be eligible for sale in the public market under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701

     8,932       After 180 days from the closing of this offering, restricted securities that have been held for less than one year and are not eligible for sale in the public market under Rule 144

Rule 144

    In general, under Rule 144, as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned restricted common shares for at least one year, would be entitled to sell, within any three-month period, a number of shares that, together with sales of any common shares with which such person's sales must be aggregated, does not exceed the greater of:

   . 1% of the total number of shares of common stock then outstanding, or

   . the average weekly trading volume of the common stock on the Nasdaq
     National Market during the four calendar weeks preceding the date on which the notice of the sale on Form 144 is filed with the SEC.

    Sales of restricted securities under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Persons who are our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell common shares in the public market that are not restricted securities. We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that was not an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

    In general, under Rule 701, as in effect on the date of this prospectus, our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this prospectus may rely on Rule 701 to resell those shares 90 days after the effective date of this prospectus.

    Rule 701 permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Registration Rights

    After the closing of this offering, pursuant to a shareholders' agreement dated September 23, 1998, the holders of approximately 5,343,247 shares of common stock will be entitled to require us to register their shares under the Securities Act. Under this agreement, if we propose to register any of our securities under the Securities Act for our account, other than for employee benefit plans and business acquisitions or corporate restructurings, the holders of the registration rights are entitled to written notice of the registration and to include their shares of common stock in the registration. In addition, such holders may on up to two occasions, or three occasions under some circumstances, require us to register their shares of common stock under the Securities Act, and we are required to use our best efforts to effect any such registration. These registration rights are subject to conditions and limitations, including (1) the right of the underwriters of an offering to limit the number of shares included in such registration and (2) the right of the underwriters to lock-up the shares of such holders for a period of 120 days after the effective date of any registration statement filed by us. We have the right to defer the filing of any registration statement for up to 180 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are responsible for paying the expenses of any registration pursuant to the shareholders' agreement, other than any underwriters' discounts and commissions.

                                 UNDERWRITING

    We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from the Elizabeth
A. Brinn Foundation and us the number of shares set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus. SG Cowen Securities Corporation, Thomas Weisel Partners LLC and CIBC World Markets Corp. are acting as the representatives of the several underwriters named below.

                                                   Number of
                   Name                             Shares
                   ----                            ---------
                   SG Cowen Securities Corporation
                   Thomas Weisel Partners LLC.....
                   CIBC World Markets Corp........
                                                   ---------
                      Total....................... 3,500,000
                                                   =========


    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by the Elizabeth A. Brinn Foundation and us if any shares are purchased.


    The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriting fee will be an amount equal to the offering price to the public less the amount paid per share by the underwriters to us. The underwriters may offer to securities dealers, and those dealers may re-allow, a concession not in excess of $ per share. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

   Selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares from these selling stockholders in approximately the same proportion as shown in the table above.

    We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $800,000.

    We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

    Our directors, executive officers, optionholders and substantially all of our stockholders have agreed with the underwriters, or are otherwise subject to agreements which provide, that for a period of 180 days following the date of this prospectus, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement to which SG Cowen Securities Corporation is a party. We have entered into a similar agreement with the representatives of the underwriters, provided we may, without such consent, (a) grant options and sell shares pursuant to our stock plans, (b) issue shares to Community Health Centers Network in the event that it exercises its right to cause us to acquire its 10% equity interest in Superior HealthPlan in exchange for shares of our common stock, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Other Income," and (c) issue up to an aggregate of 500,000 shares of our common stock in connection with one or more acquisitions or collaborative arrangements, provided that each recipient of those shares enters into a lock-up agreement substantially equivalent to those delivered by substantially all of our stockholders in connection with this offering. There are no agreements between SG Cowen Securities Corporation and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.


    The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. The underwriters are delivering this prospectus only in printed form.

    The representatives of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq
National Market or otherwise and, if commenced, may be discontinued at any time.

    Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. The various factors to be considered in these negotiations will include prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 175,000 of the offered shares for employees, family members of employees, business associates and other third party vendors. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares in this offering.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on numerous public offerings of equity securities.

    SG Cowen Securities Corporation provides financial advisory services to us from time to time in the ordinary course of its business.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Armstrong Teasdale LLP, Saint Louis, Missouri. Legal matters in connection with the offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act . This prospectus does not contain all the information that is in the registration statement. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information on file with the SEC at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

    Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Securities Exchange Act. We will then file reports, proxy statements and other information under the Securities Exchange Act with the SEC. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the SEC's Web site.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                     Page
                                                                                                     ----
Centene Corporation and Subsidiaries:

Report of Independent Public Accountants............................................................ F-2

Consolidated Balance Sheets at December 31, 1999 and 2000, and September 30, 2001................... F-3

Consolidated Statements of Operations for the Years Ended December 31, 1998, 1999 and 2000 and the
  Nine Months Ended September 30, 2000 (Unaudited) and 2001......................................... F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1998, 1999 and 2000
  and the Nine Months Ended September 30, 2001...................................................... F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and 2000 and the
  Nine Months Ended September 30, 2000 (Unaudited) and 2001......................................... F-6

Notes to Consolidated Financial Statements.......................................................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Centene Corporation:

We have audited the accompanying consolidated balance sheets of Centene Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999, and 2000 and September 30, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000 and the nine month period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centene Corporation and subsidiaries as of December 31, 1999 and 2000 and September 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 and the nine month period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.


                                                            ARTHUR ANDERSEN LLP

St. Louis, Missouri
November 13, 2001

                     CENTENE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)



                                                                                     December 31,
                                                                                  -----------------        September 30,
                                                                                    1999        2000           2001
                                                                                  --------     -------     -------------

                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...................................................... $ 22,532.    $19,023.     $ 61,398.
  Premium and related receivables, net of allowances of $1,245, $1,866 and
   $2,737, respectively..........................................................   11,451.     15,538.        8,153.
  Short-term investments, at fair value (amortized cost $1,131, $7,404 and $625,
   respectively).................................................................    1,131.      7,400.          625
  Other current assets...........................................................    2,854.      2,170.        1,416.
  Deferred income taxes..........................................................    1,010.      2,585.        2,179.
                                                                                  --------     -------       --------
    Total current assets.........................................................   38,978      46,716         73,771
LONG-TERM INVESTMENTS, at fair value (amortized cost $7,898, $14,326
 and $23,217, respectively)......................................................    7,593      14,459         24,143
INVESTMENTS IN JOINT VENTURES....................................................    1,833       2,422             --
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net.............................    1,528       1,360          3,092
INTANGIBLE ASSETS................................................................      571         347          2,478
DEFERRED INCOME TAXES............................................................    1,704         713            487
                                                                                  --------     -------       --------
    Total assets................................................................. $ 52,207     $66,017       $103,971
                                                                                  ========     =======       ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Medical claims liabilities..................................................... $ 37,339.    $45,805.     $ 63,979.
  Unearned premiums..............................................................    3,601.         --            --
  Accounts payable and accrued expenses..........................................    2,898.      6,168.       16,549.
  Note payable...................................................................    2,350.         --            --
                                                                                  --------     -------       --------
    Total current liabilities....................................................   46,188      51,973         80,528
SUBORDINATED DEBT................................................................    4,000       4,000          4,000
                                                                                  --------     -------       --------
    Total liabilities............................................................   50,188      55,973         84,528
                                                                                  --------     -------       --------
SERIES D REDEEMABLE PREFERRED STOCK, $.167 par value; authorized
 4,000,000 shares; 3,718,000, 3,718,000 and 3,716,000 shares at December 31,
 1999 and 2000, and September 30, 2001 issued and outstanding historical, respectively, and no shares pro forma (liquidation value of $18,590, $18,590
 and $18,580, respectively)......................................................   18,386      18,878         19,231
                                                                                  --------     -------       --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.167 par value; authorized 4,300,000
   Series A convertible, authorized 2,400,000 shares; 733,850 shares issued and
    outstanding historical, and no shares pro forma..............................      123         123            123
   Series B convertible, authorized 1,050,000 shares; 864,640 shares issued and
    outstanding historical, and no shares pro forma..............................      144         144            144
   Series C convertible, authorized 850,000 shares; 557,850 shares issued and
    outstanding historical, and no shares pro forma..............................       93          93             93
  Common stock, $.003 par value; authorized 17,000,000 shares--
   Series A, authorized 16,000,000 shares; 277,247 shares issued and
    outstanding historical, and 6,149,587 shares pro forma.......................        1           1              1
   Series B, authorized 1,000,000 shares; 624,279 shares issued and outstanding
    historical and pro forma.....................................................        2           2              2
  Common stock, $.001 par value; authorized 40,000,000 shares; 6,819,869
   issued and outstanding pro forma..............................................       --          --            --
  Additional paid-in capital.....................................................        7           7            --
  Net unrealized gain (loss) on investments, net of tax..........................     (216)         81           584
  Accumulated deficit............................................................  (16,521)     (9,285)        (735).
                                                                                  --------     -------       --------
    Total stockholders' equity (deficit).........................................  (16,367)     (8,834)           212
                                                                                  --------     -------       --------
    Total liabilities and stockholders' equity................................... $ 52,207     $66,017       $103,971
                                                                                  ========     =======       ========


                                                                                    Pro Forma
                                                                                  September 30,
                                                                                      2001
                                                                                  -------------
                                                                                   (Unaudited)
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................................................  $ 61,416.
  Premium and related receivables, net of allowances of $1,245, $1,866 and
   $2,737, respectively..........................................................
  Short-term investments, at fair value (amortized cost $1,131, $7,404 and $625, respectively).................................................................
  Other current assets...........................................................
  Deferred income taxes..........................................................
                                                                                    --------
    Total current assets.........................................................     73,789
LONG-TERM INVESTMENTS, at fair value (amortized cost $7,898, $14,326 and $23,217, respectively)......................................................
INVESTMENTS IN JOINT VENTURES....................................................
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net.............................
INTANGIBLE ASSETS................................................................
DEFERRED INCOME TAXES............................................................
                                                                                    --------
    Total assets.................................................................   $103,989
                                                                                    ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Medical claims liabilities.....................................................
  Unearned premiums..............................................................
  Accounts payable and accrued expenses..........................................
  Note payable...................................................................

    Total current liabilities....................................................
SUBORDINATED DEBT................................................................

    Total liabilities............................................................

SERIES D REDEEMABLE PREFERRED STOCK, $.167 par value; authorized
 4,000,000 shares; 3,718,000, 3,718,000 and 3,716,000 shares at December 31,
 1999 and 2000, and September 30, 2001 issued and outstanding historical, respectively, and no shares pro forma (liquidation value of $18,590, $18,590
 and $18,580, respectively)......................................................   $     --
                                                                                    --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.167 par value; authorized 4,300,000
   Series A convertible, authorized 2,400,000 shares; 733,850 shares issued and
    outstanding historical, and no shares pro forma..............................         --
   Series B convertible, authorized 1,050,000 shares; 864,640 shares issued and
    outstanding historical, and no shares pro forma..............................         --
   Series C convertible, authorized 850,000 shares; 557,850 shares issued and
    outstanding historical, and no shares pro forma..............................         --
  Common stock, $.003 par value; authorized 17,000,000 shares--
   Series A, authorized 16,000,000 shares; 277,247 shares issued and
    outstanding historical, and 6,149,587 shares pro forma.......................         --
   Series B, authorized 1,000,000 shares; 624,279 shares issued and outstanding
    historical and pro forma.....................................................         --
  Common stock, $.001 par value; authorized 40,000,000 shares; 6,819,869
   issued and outstanding pro forma..............................................         7
  Additional paid-in capital.....................................................    19,605.
  Net unrealized gain (loss) on investments, net of tax..........................       584
  Accumulated deficit............................................................     (735).
                                                                                    --------
    Total stockholders' equity (deficit).........................................     19,461
                                                                                    --------
    Total liabilities and stockholders' equity...................................   $103,989
                                                                                    ========

     The accompanying notes are an integral part of these balance sheets.

                     CENTENE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In thousands, except share data)

                                                                                                          Nine Months
                                                                                                             Ended
                                                                       Year Ended December 31,           September 30,
                                                                  --------------------------------  ----------------------
                                                                     1998       1999       2000        2000        2001
                                                                  ----------  --------  ----------  ----------- ----------
                                                                                                    (Unaudited)
REVENUES:
  Premiums....................................................... $  149,577  $200,549  $  216,414  $  157,994  $  235,995
  Administrative services fees...................................        861       880       4,936       3,543         283
                                                                  ----------  --------  ----------  ----------  ----------
   Total revenues................................................    150,438   201,429     221,350     161,537     236,278
                                                                  ----------  --------  ----------  ----------  ----------
EXPENSES:
  Medical services costs.........................................    132,199   178,285     182,495     133,575     195,512
  General and administrative expenses............................     25,066    29,756      32,335      24,133      27,992
                                                                  ----------  --------  ----------  ----------  ----------
   Total operating expenses......................................    157,265   208,041     214,830     157,708     223,504
                                                                  ----------  --------  ----------  ----------  ----------
   Income (loss) from operations.................................     (6,827)   (6,612)      6,520       3,829      12,774
OTHER INCOME (EXPENSE):
  Investment and other income, net...............................      1,794     1,623       1,784       1,611       2,806
  Interest expense...............................................       (771)     (498)       (611)       (505)       (285)
  Equity in income (losses) from joint ventures..................       (477)        3        (508)       (329)         --
                                                                  ----------  --------  ----------  ----------  ----------
   Income (loss) from continuing operations before income taxes..     (6,281)   (5,484)      7,185       4,606      15,295
INCOME TAX EXPENSE (BENEFIT).....................................     (1,542)       --        (543)        100       6,320
                                                                  ----------  --------  ----------  ----------  ----------
   Income (loss) from continuing operations......................     (4,739)   (5,484)      7,728       4,506       8,975
LOSS FROM DISCONTINUED OPERATIONS, net...........................     (2,223)   (3,927)         --          --          --
                                                                  ----------  --------  ----------  ----------  ----------
   Net income (loss).............................................     (6,962)   (9,411)      7,728       4,506       8,975
ACCRETION OF REDEEMABLE PREFERRED STOCK..........................       (122)     (492)       (492)       (369)       (369)
                                                                  ----------  --------  ----------  ----------  ----------
   Net income (loss) attributable to common stockholders......... $   (7,084) $ (9,903) $    7,236  $    4,137  $    8,606
                                                                  ==========  ========  ==========  ==========  ==========
INCOME (LOSS) PER COMMON SHARE, BASIC:
  Continuing operations.......................................... $    (4.65) $  (6.63) $     8.03  $     4.59  $     9.47
  Discontinued operations........................................      (2.13)    (4.36)         --          --          --
  Net income (loss) per common share.............................      (6.78)   (10.99)       8.03        4.59        9.47
INCOME (LOSS) PER COMMON SHARE, DILUTED:
  Continuing operations.......................................... $    (4.65) $  (6.63) $     1.06  $     0.61  $     1.11
  Discontinued operations........................................      (2.13)    (4.36)         --          --          --
  Net income (loss) per common share.............................      (6.78)   (10.99)       1.06        0.61        1.11
SHARES USED IN COMPUTING PER SHARE AMOUNTS:
  Basic..........................................................  1,044,434   900,944     901,526     901,526     908,918
  Diluted........................................................  1,044,434   900,944   6,819,595   6,793,208   7,787,653

                                                                                Nine Months
                                                                   Year Ended      Ended
                                                                  December 31, September 30,
                                                                      2000         2001
                                                                  ------------ -------------
                                                                         (Unaudited)
PRO FORMA NET INCOME PER COMMON SHARE INFORMATION (Note 22):
  Net income attributable to common stockholders.................  $    7,236   $    8,606
  Pro forma adjustment to eliminate Series D preferred accretion.         492          369
                                                                   ----------   ----------
   Pro forma net income..........................................  $    7,728   $    8,975
                                                                   ==========   ==========
  Basic pro forma net income per share...........................  $     1.13   $     1.31
  Diluted pro forma net income per share.........................  $     1.13   $     1.15
  Shares used in computing pro forma per common share amounts--
   Basic.........................................................   6,819,869    6,827,261
   Diluted.......................................................   6,819,595    7,787,653

       The accompanying notes are an integral part of these statements.

                     CENTENE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                              Preferred Stock                           Common Stock
                              ----------------------------------------------  --------------------------------


                                                                                                       Additional
                                 Series A        Series B        Series C         Series A        Series B      Paid-in
                              --------------  -------------- ---------------  ---------------- ---------------  Capital
                              Shares   Amount Shares  Amount  Shares   Amount  Shares   Amount Shares   Amount
                              -------  ------ ------- ------ --------  ------ --------  ------ -------  ------ ----------
BALANCE, December 31, 1997    796,350  $ 133  864,640 $ 144   664,950  $ 111   406,363   $ 1   676,472   $ 2    $   962
 Net loss                          --     --       --    --        --     --        --    --        --    --         --
 Net unrealized gain during
  the year on investments
  available for sale               --     --       --    --        --     --        --    --        --    --         --

  Comprehensive loss
 Issuance of common stock and
  warrants                         --     --       --    --        --     --     1,000    --    12,499    --         80
 Redemption of stock          (20,000)    (3)      --    --        --     --   (15,000)   --        --    --         --
 Purchase of stock            (42,500)    (7)      --    --  (107,100)   (18) (118,511)   --   (64,766)   --     (1,041)
 Series D preferred stock
  accretion                        --     --       --    --        --     --        --    --        --    --         --
                              -------  -----  ------- -----  --------  -----  --------   ---   -------   ---    -------
BALANCE, December 31, 1998    733,850    123  864,640   144   557,850     93   273,852     1   624,205     2          1
 Net loss                          --     --       --    --        --     --        --    --        --    --         --
 Net unrealized loss during
  the year on investments
  available for sale               --     --       --    --        --     --        --    --        --    --         --

  Comprehensive loss
 Issuance of common stock          --     --       --    --        --     --     3,395    --        74    --          6
 Series D preferred stock
  accretion                        --     --       --    --        --     --        --    --        --    --         --
                              -------  -----  ------- -----  --------  -----  --------   ---   -------   ---    -------
BALANCE, December 31, 1999    733,850    123  864,640   144   557,850     93   277,247     1   624,279     2          7
 Net income                        --     --       --    --        --     --        --    --        --    --         --
 Net unrealized gain during
  the year on investments
  available for sale               --     --       --    --        --     --        --    --        --    --         --

  Comprehensive earnings
 Series D preferred stock
  accretion                        --     --       --    --        --     --        --    --        --    --         --
                              -------  -----  ------- -----  --------  -----  --------   ---   -------   ---    -------
BALANCE, December 31, 2000    733,850    123  864,640   144   557,850     93   277,247     1   624,279     2          7
 Net income                        --     --       --    --        --     --        --    --        --    --         --
 Net unrealized gain during
  the period on investments
  available for sale               --     --       --    --        --     --        --    --        --    --         --

  Comprehensive earnings
 Issuance of common stock          --     --       --    --        --     --    11,000    --        --    --         17
 Purchase of common stock          --     --       --    --        --     --   (11,000)   --        --    --        (30)
 Stock compensation expense        --     --       --    --        --     --        --    --        --    --          6
 Series D preferred stock
  accretion                        --     --       --    --        --     --        --    --        --    --         --
                              -------  -----  ------- -----  --------  -----  --------   ---   -------   ---    -------
BALANCE, September 30, 2001   733,850  $ 123  864,640 $ 144   557,850  $  93   277,247   $ 1   624,279   $ 2    $    --
                              =======  =====  ======= =====  ========  =====  ========   ===   =======   ===    =======


                                   Net
                                Unrealized   Accumulated
                               Gain (Loss)    Earnings
                              on Investments  (Deficit)   Total
                              -------------- ----------- --------

                                             ----------- --------
BALANCE, December 31, 1997        $  12       $  1,130   $  2,495
 Net loss                            --         (6,962)    (6,962)
 Net unrealized gain during
  the year on investments
  available for sale                 46             --         46
                                                         --------
  Comprehensive loss                                       (6,916)
 Issuance of common stock and
  warrants                           --             --         80
 Redemption of stock                 --             --         (3)
 Purchase of stock                   --           (664)    (1,730)
 Series D preferred stock
  accretion                          --           (122)      (122)
                                  -----       --------   --------
BALANCE, December 31, 1998           58         (6,618)    (6,196)
 Net loss                            --         (9,411)    (9,411)
 Net unrealized loss during
  the year on investments
  available for sale               (274)            --       (274)
                                                         --------
  Comprehensive loss                                       (9,685)
 Issuance of common stock            --             --          6
 Series D preferred stock
  accretion                          --           (492)      (492)
                                  -----       --------   --------
BALANCE, December 31, 1999         (216)       (16,521)   (16,367)
 Net income                          --          7,728      7,728
 Net unrealized gain during
  the year on investments
  available for sale                297             --        297
                                                         --------
  Comprehensive earnings                                    8,025
 Series D preferred stock
  accretion                          --           (492)      (492)
                                  -----       --------   --------
BALANCE, December 31, 2000           81         (9,285)    (8,834)
 Net income                          --          8,975      8,975
 Net unrealized gain during
  the period on investments
  available for sale                503             --        503
                                                         --------
  Comprehensive earnings                                    9,478
 Issuance of common stock            --             --         17
 Purchase of common stock            --            (56)       (86)
 Stock compensation expense          --             --          6
 Series D preferred stock
  accretion                          --           (369)      (369)
                                  -----       --------   --------
BALANCE, September 30, 2001       $ 584       $   (735)  $    212
                                  =====       ========   ========

       The accompanying notes are an integral part of these statements.

                     CENTENE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)



                                                                               Year Ended December 31,
                                                                            ----------------------------
                                                                              1998          1999      2000
                                                                            --------      --------  --------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................................ $ (6,962)     $ (9,411) $  7,728
  Adjustments to reconcile net income (loss) to net cash provided by (used
   in) operating activities--
   Depreciation and amortization...........................................    1,107         1,142     1,034
   Stock compensation expense..............................................       --            --        --
   Loss on disposal of equipment...........................................       --            10        --
   (Gain) loss on sale of investments......................................     (276)          (55)       40
   Equity in (income) losses from joint ventures...........................      477            (3)      508
  Changes in assets and liabilities--
   (Increase) decrease in premium and related receivables..................   (2,244)           35    (4,087)
   (Increase) decrease in other current assets.............................   (1,835)         (212)      684
   Decrease (increase) in deferred income taxes............................      835            --      (584)
   Increase in medical claims liabilities..................................    3,797        13,815     8,466
   Increase (decrease) in unearned premiums................................      244        (1,144)   (3,601)
   (Decrease) increase in accounts payable and accrued expenses............   (2,643)          950     3,270
                                                                            --------      --------  --------
    Net cash provided by (used in) operating activities....................   (7,500)        5,127    13,458
                                                                            --------      --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment....................................................     (610)         (861)     (642)
  Proceeds from sale of equipment..........................................       --            34        --
  Purchase of investments..................................................  (11,848)      (11,286)  (20,260)
  Sales and maturities of investments......................................    8,652         9,019     7,382
  Contract acquisition.....................................................      (58)           --        --
  Investments in joint ventures............................................    1,658           178    (1,097)
                                                                            --------      --------  --------
    Net cash used in investing activities..................................   (2,206)       (2,916)  (14,617)
                                                                            --------      --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of note payable...................................       --         2,500        --
  Payment of note payable..................................................   (6,467)         (150)   (2,350)
  Proceeds from sale of common stock and warrants..........................       80            --        --
  Proceeds from sale of preferred stock....................................   17,578           200        --
  Purchase/redemption of stock.............................................   (1,727)           (6)       --
  Deferred financing costs.................................................       43            --        --
                                                                            --------      --------  --------
    Net cash provided by (used in) financing activities....................    9,507         2,544    (2,350)
                                                                            --------      --------  --------
    Net increase (decrease) in cash and cash equivalents...................     (199)        4,755    (3,509)
                                                                            --------      --------  --------
CASH AND CASH EQUIVALENTS, beginning of period.............................   17,976        17,777    22,532
                                                                            --------      --------  --------
CASH AND CASH EQUIVALENTS, end of period................................... $ 17,777      $ 22,532  $ 19,023
                                                                            ========      ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid............................................................ $    684      $     80  $    531
  Income taxes paid........................................................     $     827 $    146  $    310

                                                                                 Nine Months
                                                                                    Ended
                                                                                September 30,
                                                                            --------------------
                                                                               2000       2001
                                                                            ----------- --------
                                                                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................................   $ 4,506   $  8,975
  Adjustments to reconcile net income (loss) to net cash provided by (used
   in) operating activities--
   Depreciation and amortization...........................................       740      1,274
   Stock compensation expense..............................................        --          6
   Loss on disposal of equipment...........................................        --         --
   (Gain) loss on sale of investments......................................        72        (72)
   Equity in (income) losses from joint ventures...........................       329         --
  Changes in assets and liabilities--
   (Increase) decrease in premium and related receivables..................    (4,794)     8,285
   (Increase) decrease in other current assets.............................     1,291        810
   Decrease (increase) in deferred income taxes............................       (64)       338
   Increase in medical claims liabilities..................................     7,629     13,100
   Increase (decrease) in unearned premiums................................     3,773         --
   (Decrease) increase in accounts payable and accrued expenses............     2,016      6,850
                                                                              -------   --------
    Net cash provided by (used in) operating activities....................    15,498     39,566
                                                                              -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment....................................................      (499)    (2,540)
  Proceeds from sale of equipment..........................................        --         --
  Purchase of investments..................................................    (5,964)   (17,459)
  Sales and maturities of investments......................................     4,812     16,148
  Contract acquisition.....................................................        --     (1,250)
  Investments in joint ventures............................................      (597)     7,995
                                                                              -------   --------
    Net cash used in investing activities..................................    (2,248)     2,894
                                                                              -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of note payable...................................        --         --
  Payment of note payable..................................................    (2,350)        --
  Proceeds from sale of common stock and warrants..........................        --         17
  Proceeds from sale of preferred stock....................................        --         --
  Purchase/redemption of stock.............................................        --       (102)
  Deferred financing costs.................................................        --         --
                                                                              -------   --------
    Net cash provided by (used in) financing activities....................    (2,350)       (85)
                                                                              -------   --------
    Net increase (decrease) in cash and cash equivalents...................    10,900     42,375
                                                                              -------   --------
CASH AND CASH EQUIVALENTS, beginning of period.............................    22,532     19,023
                                                                              -------   --------
CASH AND CASH EQUIVALENTS, end of period...................................   $33,432   $ 61,398
                                                                              =======   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid............................................................   $   531       $     817
  Income taxes paid........................................................   $   100   $  2,107

       The accompanying notes are an integral part of these statements.

                     CENTENE CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (Dollars in thousands, except share data)

1. Organization and Operations:

    Centene Corporation (Centene or the Company) provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income (SSI) and State Children's Health Insurance Program, (SCHIP). Centene operates under its own state licenses in Wisconsin, Indiana and Texas and contracts with other managed care organizations to provide risk and nonrisk management services.

    Centene's managed care organization (MCO) subsidiaries include Managed Health Services Insurance Corp. (MHSIC), a wholly owned Wisconsin corporation; Coordinated Care Corporation Indiana, Inc. (CCCI), a wholly owned Indiana corporation; and Superior HealthPlan, Inc. (Superior), a 90% owned Texas corporation (39% before January 1, 2001).

2. Summary of Significant Accounting Policies:

    The accompanying consolidated financial statements include the accounts of Centene Corporation and all majority owned subsidiaries. All material intercompany balances and transactions have been eliminated. The investments in minority owned joint ventures are accounted for under the equity method.

    The accompanying statements of operations and cash flows for the nine months ended September 30, 2000, are unaudited but, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for this interim period.

  Cash and Cash Equivalents

    Investments with original maturities of three months or less at the date of acquisition are considered to be cash equivalents. Cash equivalents consist of commercial paper, money market mutual funds and bank insured savings accounts.

  Investments

    Short-term and long-term investments available for sale are carried at market value. Any changes in fair value due to market conditions are reflected as a separate component of equity, net of any tax benefit or expense.

    Short-term investments include securities with original maturities between three months and one year. Long-term investments include securities with original maturities greater than one year.

  Furniture, Equipment and Leasehold Improvements

    Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation for furniture and equipment, other than computer equipment, is calculated using the straight-line method based on the estimated useful lives of the assets ranging between five and seven years. Depreciation for computer equipment is calculated using the straight-line method based on a three-year life. Software is stated at cost in accordance with Statement of Position 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use. Software is amortized over its estimated useful life of

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)

three years using the straight-line method. Depreciation for leasehold improvements is calculated using the straight-line method based on the shorter of the estimated useful lives of the asset or the term of the respective leases, ranging between three and ten years.

  Intangible Assets

    Intangible assets consist primarily of purchased contract rights and goodwill. Goodwill represents the excess of aggregate purchase price over the estimated fair value of net assets acquired and is amortized using a straight-line method over a 60 month period. Accumulated amortization of intangibles as of December 31, 1999 and 2000 and September 30, 2001, was $530, $754 and $1,295, respectively. Amortization expense was $221, $235, $224 and $466 for the years ended December 31, 1998, 1999, 2000 and the nine months ended September 30, 2001, respectively.

    The Company reviews goodwill and other long-lived assets for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. The Company recognizes impairment losses if expected undiscounted future cash flows from the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses for the periods presented.

  Medical Claims Liabilities

    Medical services costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims.

    The estimates of medical claims liabilities are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors including product changes. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

  Premium Revenue


    Premium revenue is received monthly based on fixed rates per member as determined by the state contracts. The revenue is recognized as earned over the covered period of services. Premiums collected in advance are recorded as unearned premiums. There are no contractual allowances related to Centene's premium revenue.


  Significant Customers

    Centene receives the majority of its revenues under contracts or subcontracts with state Medicaid managed care programs. The contracts which expire on various dates between December 31, 2001, and December 31, 2002, are expected to be renewed.

  Reinsurance

    Centene's MCO subsidiaries have purchased reinsurance to cover eligible healthcare services. The current reinsurance agreements generally cover 80% of healthcare expenses in excess of an annual deductible of $50 to $100 per member, up to a lifetime maximum of $2,000. The subsidiaries are responsible for inpatient charges in excess of an average daily per diem.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    Reinsurance recoveries were approximately $1,484, $1,182, $1,454 and $3,553 in 1998, 1999, 2000 and the first nine months of 2001, respectively. Reinsurance expenses were approximately $2,030, $2,708, $3,391 and $6,845 in 1998, 1999, 2000 and the first nine months of 2001, respectively. Reinsurance recoveries, net of expenses, are included in medical services costs.

  Income Taxes

    Centene recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax rate change.

  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Risks and Uncertainties

    The Company's profitability depends in large part on accurately predicting and effectively managing medical services costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical services costs. Certain of these factors, which include changes in healthcare practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control healthcare costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

  Recent Accounting Pronouncements

    In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. The Company has adopted SFAS 141.

    In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested annually for impairment. The Company will adopt SFAS No. 142 effective January 1, 2002.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


3. Discontinued Operations:

    During 1999, the Company decided to exit its commercial line of business. The results of these activities have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented. The operating results of discontinued operations are as follows:

                                                     1998     1999
                                                    -------  -------
           Total revenues.......................... $21,534  $15,054
           Pretax loss from discontinued operations  (2,390)  (3,927)
           Income tax benefit......................    (167)      --
           Net loss from discontinued operations...  (2,223)  (3,927)
           Basic and diluted net loss per share....   (2.13)   (4.36)

    There were no assets attributable to the commercial line of business as of December 31, 1999.

4. Investments:

    Investments available for sale by investment type consist of the following:

                                                                        December 31, 1999
                                                            -----------------------------------------
                                                                        Gross      Gross    Estimated
                                                            Amortized Unrealized Unrealized  Market
                                                              Cost      Gains      Losses     Value
                                                            --------- ---------- ---------- ---------
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................  $7,798      $--       $(295)    $7,503
Commercial paper...........................................     931       --          --        931
State/municipal securities and other.......................     300       --         (10)       290
                                                             ------      ---       -----     ------
   Total...................................................  $9,029      $--       $(305)    $8,724
                                                             ======      ===       =====     ======

                                                                        December 31, 2000
                                                            -----------------------------------------
                                                                        Gross      Gross    Estimated
                                                            Amortized Unrealized Unrealized  Market
                                                              Cost      Gains      Losses     Value
                                                            --------- ---------- ---------- ---------
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................  $14,041     $133       $--      $14,174
Commercial paper...........................................    7,211        2        (6)       7,207
State/municipal securities and other.......................      478       --        --          478
                                                             -------     ----       ---      -------
   Total...................................................  $21,730     $135       $(6)     $21,859
                                                             =======     ====       ===      =======

                                                                       September 30, 2001
                                                            -----------------------------------------
                                                                        Gross      Gross    Estimated
                                                            Amortized Unrealized Unrealized  Market
                                                              Cost      Gains      Losses     Value
                                                            --------- ---------- ---------- ---------
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................  $22,940     $926       $--      $23,866
State/municipal securities and other.......................      902       --        --          902
                                                             -------     ----       ---      -------
   Total...................................................  $23,842     $926       $--      $24,768
                                                             =======     ====       ===      =======


                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)

    The contractual maturity of investments as of September 30, 2001, is as follows:

                                       Estimated
                             Amortized  Market
                               Cost      Value
                             --------- ---------
One year or less............  $   625   $   625
One year through five years.    2,332     2,468
Five years through ten years   20,885    21,675
                              -------   -------
                              $23,842   $24,768
                              =======   =======

    Following is a summary of net investment income:



                                            Year Ended December 31, Nine Months Ended
                                            ----------------------    September 30,
                                             1998    1999    2000         2001
                                            ------  ------  ------  -----------------
Commercial paper........................... $  179  $  217  $  759       $  748
U.S. Treasury securities and obligations of
  U.S. government corporation and agencies.    573     243     370          902
States/municipal securities and other......     10      13      (2)          --
Money market and other.....................    813     951   1,035        1,063
                                            ------  ------  ------       ------
                                            $1,575  $1,424  $2,162       $2,713
                                            ======  ======  ======       ======

    Various state statutes require MCO's to deposit or pledge minimum amounts of investments to state agencies. Securities with a book value of $713, $693 and $1,125 were deposited or pledged to state agencies by Centene's MCO subsidiaries at December 31, 1999 and 2000, and September 30, 2001, respectively.

5. Furniture, Equipment and Leasehold Improvements:

    Furniture, equipment and leasehold improvements consist of the following:


                                                       December 31,
                                                     ----------------  September 30,
                                                      1999     2000        2001
                                                     -------  -------  -------------
Furniture and office equipment...................... $ 2,891  $ 3,014     $ 4,520
Computer software...................................     938    1,293       1,972
Leasehold improvements..............................     307      287         584
Construction in process.............................      11       --          48
Land................................................      --       --          10
                                                     -------  -------     -------
                                                       4,147    4,594       7,134
Less--Accumulated depreciation and amortization.....  (2,619)  (3,234)     (4,042)
                                                     -------  -------     -------
Furniture, equipment and leasehold improvements, net $ 1,528  $ 1,360     $ 3,092
                                                     =======  =======     =======

6. Income Taxes:

    Centene files a consolidated federal income tax return while Centene and each subsidiary file separate state income tax returns.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    The consolidated income tax expense (benefit) consists of the following:



                                                                 Nine Months
                                        Year Ended December 31,     Ended
                                        ----------------------  September 30,
                                          1998    1999  2000        2001
                                        -------   ---- -------  -------------
    Current:
       Federal......................... $  (869)  $--  $   629     $5,716
       State...........................     227    --      625      1,280
                                        -------   ---  -------     ------
           Total current...............    (642)   --    1,254      6,996
    Deferred...........................  (1,067)   --   (1,797)      (676)
                                        -------   ---  -------     ------
           Total expense (benefit)..... $(1,709)  $--  $  (543)    $6,320
                                        =======   ===  =======     ======

    For the year ended December 31, 1998, the income tax benefit was $1,542 for continuing operations and $167 for discontinued operations.

    The following is a reconciliation of the expected income tax expense (benefit) as calculated by multiplying pretax income by federal statutory rates and Centene's actual income tax benefit:



                                                                                            Nine Months
                                                                 Year Ended December 31,       Ended
                                                                -------------------------  September 30,
                                                                 1998     1999     2000        2001
                                                                -------  -------  -------  -------------
Expected federal income tax expense (benefit).................. $(2,948) $(3,199) $ 2,443     $5,200
State income taxes, net of federal income tax expense (benefit)     150      160      412        845
Equity in (income) losses of joint ventures, net of tax........     161       (1)     175         --
Change in valuation allowance..................................     833    2,926   (3,764)        --
Other, net.....................................................      95      114      191        275
                                                                -------  -------  -------     ------
   Income tax expense (benefit)................................ $(1,709) $    --  $  (543)    $6,320
                                                                =======  =======  =======     ======

    Temporary differences that give rise to deferred tax assets and liabilities are presented below:


                                                 December 31,
                                                --------------- September 30,
                                                 1999     2000      2001
                                                -------  ------ -------------
  Medical claims liabilities and other accruals $   342  $1,539    $2,355
  Net operating loss carryforward..............   5,167   1,132        --
  Allowance for doubtful accounts..............     461     690     1,013
  Unearned premiums............................     266      --        --
  Depreciation.................................      51     246       332
  Other........................................     244     189        28
                                                -------  ------    ------
     Total deferred tax assets.................   6,531   3,796     3,728
                                                -------  ------    ------
  Prepaid asset................................      44      --        --
  Other........................................       9     498     1,062
                                                -------  ------    ------
     Total deferred tax liabilities............      53     498     1,062
                                                -------  ------    ------
  Valuation allowance..........................  (3,764)     --        --
                                                -------  ------    ------
     Net deferred tax assets and liabilities... $ 2,714  $3,298    $2,666
                                                =======  ======    ======

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that a valuation allowance is no longer necessary for its federal net operating loss carryforward as of December 31, 2000. As a result, the income tax benefit recorded for 2000 includes the reversal of $3,764 of deferred tax valuation allowance.

7. Note Payable and Subordinated Debt:

    In September 2000, the Company entered into a $1,500 unsecured revolving credit agreement with a bank. The agreement bears interest at a rate of prime due and payable monthly. Direct borrowings under this agreement total $-0- at December 31, 2000 and September 30, 2001. The prime rate was 9.5% and 6.0% at December 31, 2000 and September 30, 2001. The average prime rate was 9.2% and 7.7% for the year ended December 31, 2000 and for the nine months ended September 30, 2001.

    Note payable at December 31, 1999, consisted of a term note payable to a bank in the amount of $2,350 bearing interest at a rate of prime plus 1%. The note was paid in full in September 2000.

    Subordinated debt consists of the following:


                                                                             December 31,
                                                                             ------------- September 30,
                                                                              1999   2000      2001
                                                                             ------ ------ -------------
$4,000 subordinated promissory notes dated September 1998. Interest is due and payable annually in September at a rate of 8.5% and a default rate of
  10.5%. Principal on this note is due and payable in two equal installments
  September 2003 and September 2004......................................... $4,000 $4,000    $4,000

    During 1999 and 2000 the Company was in default due to late interest payments and, therefore, recorded interest at the 10.5% rate. In February 2001, all accrued interest was paid and the interest rate reverted back to 8.5%.

    Current subordinated debt holders include stockholders, directors and past and present employees.

8. Redeemable Preferred Stock:

    Series D preferred stock is redeemable for cash at the option of the holder for up to 50% of that holder's Series D preferred stock outstanding on each of September 1, 2003, and September 1, 2004, at a price equal to the sum of (1) $5.50 per share plus (2) an amount equal to any dividends declared or accrued but unpaid on such shares. The number of shares of Series D preferred stock to be redeemed from each holder on a redemption date shall be equal to 50% of the total number of shares initially held by such holder less the number of shares of Series D preferred stock for which the holder has exercised its conversion right.

    Series D preferred stock is convertible, at the option of the holder, into Series A common stock at an initial conversion rate of one common share for each preferred share and is automatically converted at an initial public offering. Series D preferred stock is entitled to an initial liquidation preference in the amount of $5.00 per share and then participates on an as-converted basis.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    Redeemable preferred stock is summarized as follows:

                                               Series D
                                                Shares    Amount
                                               ---------  -------
              Balance, December 31, 1997......        --  $    --
                 Issuance of preferred stock.. 3,680,000   17,578
                 Preferred stock accretion....        --      122
                                               ---------  -------
              Balance, December 31, 1998...... 3,680,000   17,700
                 Issuance of preferred stock..    40,000      200
                 Purchase of stock............    (2,000)      (6)
                 Preferred stock accretion....        --      492
                                               ---------  -------
              Balance, December 31, 1999...... 3,718,000   18,386
                 Preferred stock accretion....        --      492
                                               ---------  -------
              Balance, December 31, 2000...... 3,718,000   18,878
                 Purchase of stock............    (2,000)     (16)
                 Preferred stock accretion....        --      369
                                               ---------  -------
              Balance, September 30, 2001..... 3,716,000  $19,231
                                               =========  =======

9. Stockholders' Equity:

    Holders of Series A common stock are entitled to one vote for each share of Series A common stock held. The holders of Series A preferred stock are entitled, for each share of Series A preferred stock held, to the number of votes equal to the number of shares of Series A common stock into which each share of Series A preferred stock could be converted on the record date. Holders of Series B common stock and Series B and C preferred stock are not entitled to vote.

    Series A and Series B preferred stock is convertible, at the option of the holder or on the date at which the Company effects an initial public offering, into Series A common stock at an initial conversion rate of one common share for each preferred share. Series C preferred stock is mandatorily convertible upon a change of ownership or at an initial public offering. In addition, each share of Series B preferred stock is convertible into one share of Series A preferred stock. Series A, Series B and Series C preferred stock are entitled to a liquidation preference in the amount of $.44 per share.

    Effective November 2001, the Company changed its state of incorporation from Wisconsin to Delaware. The new certificate of incorporation changed the authorized number of shares of Series A and B common stock to 39,000,000 and 1,000,000, respectively, and changed the par value from $.003 to $.001. The new certificate also changed the par value of the Series A, B, C and D preferred stock from $.167 to $.001. In addition, the new certificate increased the authorized preferred stock by 1,700,000 shares which will remain available for future designation and issuance. Upon an initial public offering all outstanding Series A and B common stock are convertible to one class of common stock and all outstanding shares of preferred stock are convertible into Series A or B common stock.

10. Statutory Net Worth Requirements:

    Various state laws require Centene's MCO subsidiaries to maintain a minimum statutory net worth. At December 31, 1999, 2000 and September 30, 2001, Centene's MCO subsidiaries are in compliance with the various required minimum statutory net worth requirements.

11. Dividend Restrictions:

    Under the laws of the states of which the Company operates, our managed care subsidiaries are required to obtain approval for dividends from the appropriate state regulatory body. No dividends were declared in 1998, 1999, 2000 or the nine months ended September 30, 2001.

12. Warrants:

    Centene currently has 60,000 Series D preferred warrants outstanding. Each warrant entitles the holder to purchase one share of the Company's Series D preferred stock at an exercise price of $5.00 per share. These warrants will expire upon the earliest of the following: 1) September 23, 2003, 2) a date of "change in control" or 3) the date on which the Company effects an initial public offering.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    There are currently 7,432 warrants outstanding to purchase shares of the Company's Series B common stock on a one-to-one basis at an exercise price of $2.40 per share. These warrants will expire upon the earliest of the following:
1) September 7, 2002, 2) a date of "change in control" or 3) the date on which the Company effects an initial public offering.

13. Stock Option Plans:

    As of September 30, 2001, Centene has five stock option plans (the Plans) for issuance of common stock. The Plans allow for the granting of options to purchase either Series A common stock and/or Series B common stock at the market price at the date of grant for key employees, consultants, and other individual contributors of or to Centene. Both incentive options and nonqualified stock options can be awarded under the Plans. Each option awarded under the Plans is exercisable as determined by the Board of Directors upon grant. Further, depending on the type of grant, no option will be exercisable for longer than either five (incentive options) or ten (all other options) years after date of grant. The Plans have reserved 2,000,000 shares for option grants. Options outstanding generally vest over a five year period. Vesting generally begins on the anniversary of the date of grant and quarterly or annually thereafter.

    Option activity follows:



                                           Year Ended December 31,                      Nine Months
                           --------------------------------------------------------        Ended
                                 1998               1999               2000         September 30, 2001
                           ----------------- ------------------ ------------------- -------------------
                                    Weighted           Weighted            Weighted            Weighted
                                    Average            Average             Average             Average
                                    Exercise           Exercise            Exercise            Exercise
                           Shares    Price    Shares    Price    Shares     Price    Shares     Price
                           -------  -------- --------  -------- ---------  -------- ---------  --------
Options outstanding,
  beginning of period..... 478,249   $2.54    522,249   $2.50     955,992   $1.91   1,410,040   $1.68
Granted...................  82,000    2.24    583,500    1.49     531,000    1.26      82,000    8.02
Exercised.................  (1,000)   2.40     (3,395)   1.39          --             (11,000)   1.55
Canceled.................. (37,000)   2.40   (146,362)   2.34     (76,952)   1.69    (102,000)   1.65
                           --------          ---------          ---------           ---------
Options outstanding,
  end of period........... 522,249    2.50    955,992    1.91   1,410,040    1.68   1,379,040    2.06
                           =======            =======           =========           =========
Weighted average
  remaining life..........     5.9 years         7.3 years           7.7 years           7.7 years
Weighted average fair
  value of options granted       $0.47             $0.37               $0.37               $3.68

    The Company accounts for the Plans in accordance with the intrinsic value based method of Accounting Principles Board Opinion No. 25 as permitted by SFAS No. 123. Accordingly, compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a straight-line basis over the years the employees' services are received (over the vesting period), generally five years. No compensation cost related to the Plans has been charged against income during 1998, 1999 or 2000. During the period ended September 30, 2001, the Company recognized $6 in noncash compensation expense related to the issuance of stock options to employees. Had compensation cost for the Plans been determined based on the fair value method at the grant dates as specified in SFAS No. 123, Centene's net income would have decreased $69, $76, $110 and $151 in 1998, 1999, 2000 and the nine months ended

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)

September 30, 2001, respectively. Diluted net income (loss) per common share would have been $(6.85), $(11.08), $1.04 and $1.08 in 1998, 1999, 2000 and the
nine months ended September 30, 2001, respectively.

    The fair value of each option grant is estimated on the date of grant using an option pricing model with the following assumptions: no dividend yield and expected volatility of 1% for all years, risk-free interest rates of 4.5%, 6.4%, 5.3% and 4.5% and expected lives of 5.9, 7.3, 7.7 and 7.7 for the years 1998, 1999 and 2000 and the nine months ended September 30, 2001, respectively.

14. Retirement Plan:

    Centene has a defined contribution plan (Retirement Plan) which covers substantially all employees who work at least 1,000 hours in a twelve consecutive month period and are at least twenty-one years of age. Under the Retirement Plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Centene may elect to match a portion of the employee's contribution. In addition, Centene may make a profit sharing contribution to the Retirement Plan covering all eligible employees. Expenses under the Retirement Plan were $112, $144, $203 and $215 during the years ended December 31, 1998, 1999, and 2000 and the nine months ended September 30, 2001, respectively.

15. Related-Party Transactions:

    Certain members of Centene's Board of Directors performed consulting services for the Company. Consulting fees paid in 1998, 1999, 2000 and the nine months ended September 30, 2001, totaled $7, $5, $36 and $0, respectively. Legal fees of $242, $50, $48 and $82 were paid in 1998, 1999, 2000 and the nine months ended September 30, 2001, respectively, to a law firm affiliated through a stockholder of the Company.

16. Commitments:

    Centene and its subsidiaries lease office facilities and various equipment under noncancellable operating leases. In addition to base rental costs, Centene and its subsidiaries are responsible for property taxes and maintenance for both facility and equipment leases. Rental expense included in the accompanying consolidated financial statements is $1,662, $1,268, $1,383 and $1,592 for the years ended December 31, 1998, 1999, and 2000 and the nine months ended September 30, 2001, respectively. The significant annual noncancelable lease payments over the next five years and thereafter are as follows:

2001 (October 1 - December 31, only) $   538
2002................................   2,166
2003................................   2,090
2004................................   2,003
2005................................   1,988
Thereafter..........................   7,261
                                     -------
                                     $16,046
                                     =======

17. Contingencies:

    The Company is a party to various legal actions normally associated with the managed care industry, the aggregate effect of which, in management's opinion after consultation with legal counsel, will have no material adverse impact on the financial position or results of operations of Centene.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, government and agency securities, and money market funds. Investments in marketable securities are managed within guidelines established by the Company's Board of Directors. The Company carries these investments at fair value.

    Concentrations of credit risk with respect to accounts receivable is limited due to the significant customers paying as services are rendered. Significant customers include the federal government and the states in which Centene operates. The Company has a risk of incurring loss if its allowance for doubtful collections is not adequate.

    As discussed in Note 2 to the consolidated financial statements, the Company has reinsurance agreements with insurance companies. The Company monitors the insurance companies' financial ratings to determine compliance with standards set by state law. The Company has a credit risk associated with these reinsurance agreements to the extent the reinsurers are unable to pay valid reinsurance claims of the Company.

18. Joint Ventures:

    From 1998 through 2000, Centene owned 39% of Superior, and, therefore, accounted for the investment under the equity method of accounting. Superior participates in the state of Texas medical assistance program. Superior had no enrolled membership during 1998, but became fully operational on December 1, 1999. Centene has provided surplus notes to Superior to fund its initial operations and meet the net worth requirements of the state of Texas. Surplus notes outstanding to Superior at December 31, 1999 and 2000, totaled $2,041 and $3,000, respectively, and are included in investment in joint venture. Interest accrues on the surplus notes at a rate of the greater of Prime + 2% or 10%, and is payable to Centene quarterly upon regulatory approval. Interest receivable is included in accrued investment income and totaled $52 and $352 at December 31, 1999 and 2000, respectively. Under the terms of a management agreement, a wholly owned subsidiary of Centene performs third-party administrative services for Superior. This agreement generated $-0-, $72 and $4,936 of administrative service fees during 1998, 1999 and 2000, respectively.

    Summary financial information for Superior as of and for the years ended December 31 follows:

                                               1999    2000
                                              ------  -------
                 Total assets................ $1,821  $ 7,284
                 Stockholders' deficit.......   (536)  (1,481)
                 Revenues....................    346   34,102
                 Net loss....................   (457)  (1,303)
                 Company's equity in net loss   (178)    (508)

    On January 1, 2001, Centene purchased an additional 51% of Superior, increasing Centene's ownership to 90%, for $290 in cash and stock and began consolidating Superior's operations from that point forward. When the change in ownership occurred, the assets and liabilities were revalued resulting in $1,200 of goodwill. The goodwill is being amortized on a straight-line basis over five years. At September 30, 2001, all intercompany transactions between Centene and Superior have been eliminated in consolidation.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    The following unaudited pro forma summary information presents the consolidated income statement information as if the aforementioned transaction had been consummated on January 1, 2000, and does not purport to be indicative of what would have occurred had the acquisition been made at that date or of the results which may occur in the future.

                                                Year Ended
                                               December 31,
                                                   2000
                                               ------------
Total revenues................................   $250,516
Net income attributable to common stockholders      6,441
Diluted net income per common share...........        .94

    Centene sold its interest in another joint venture, Community Health Choice of Illinois, Inc. (Choice) to American HealthCare Providers (AHCP) on August 10, 1999. Choice was a participant in the state of Illinois medical assistance program. Choice contracted directly with healthcare providers on a fee-for-service, per diem and capitation basis. Centene maintained a 49% equity interest in Choice and accounted for the venture using the equity method. Under the terms of a management agreement, a wholly owned subsidiary of Centene performed third-party administrative services for Choice which generated $861, $808, $-0- and $-0- of administrative service fees during 1998, 1999, 2000 and the first nine months of 2001, respectively. Centene retained the risk for claims incurred prior to May 1, 1999, and consequently established an escrow account for the estimated claims. At September 30, 2001, there is no remaining claims exposure. Centene reflected a net loss on the sale of Choice totaling $377 in 1999, which is included in equity income from joint ventures.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


19. Earnings Per Share:

    The following table sets forth the calculation of basic and diluted net income (loss) per share:

                                                                                       Nine Months Ended
                                                       Year Ended December 31,           September 30,
                                                  --------------------------------  ----------------------
                                                     1998       1999       2000        2000        2001
                                                  ----------  --------  ----------  ----------- ----------
                                                                                    (Unaudited)
Income (loss) from continuing operations......... $   (4,739) $ (5,484) $    7,728  $    4,506  $    8,975
Accretion of redeemable preferred stock..........       (122)     (492)       (492)       (369)       (369)
                                                  ----------  --------  ----------  ----------  ----------
Income (loss) from continuing operations
  attributable to common stockholders............     (4,861)   (5,976)      7,236       4,137       8,606
Loss from discontinued operations, net...........     (2,223)   (3,927)         --          --          --
                                                  ----------  --------  ----------  ----------  ----------
   Net income (loss) attributable to common
     stockholders................................ $   (7,084) $ (9,903) $    7,236  $    4,137  $    8,606
                                                  ==========  ========  ==========  ==========  ==========
Shares used in computing per share amounts:
   Weighted average number of common shares
     outstanding.................................  1,044,434   900,944     901,526     901,526     908,918
   Dilutive effect of stock options and warrants
     (as determined by applying the treasury
     stock method) and convertible preferred
     stock.......................................         --        --   5,918,069   5,891,682   6,878,735
                                                  ----------  --------  ----------  ----------  ----------
   Weighted average number of common shares
     and potential dilutive common shares
     outstanding.................................  1,044,434   900,944   6,819,595   6,793,208   7,787,653
                                                  ==========  ========  ==========  ==========  ==========
INCOME (LOSS) PER COMMON SHARE,
  BASIC:
   Continuing operations......................... $    (4.65) $  (6.63) $     8.03  $     4.59  $     9.47
   Discontinued operations.......................      (2.13)    (4.36)         --          --          --
   Net income (loss) per common share............      (6.78)   (10.99)       8.03        4.59        9.47
INCOME (LOSS) PER COMMON SHARE,
  DILUTED:
   Continuing operations......................... $    (4.65) $  (6.63) $     1.06  $     0.61  $     1.11
   Discontinued operations.......................      (2.13)    (4.36)         --          --          --
   Net income (loss) per common share............      (6.78)   (10.99)       1.06        0.61        1.11

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


20. Segment Reporting:

                              For the Year Ended   For the Year Ended
                              December 31, 1998    December 31, 1999
                             -------------------  -------------------
                             Medicaid  Commercial Medicaid  Commercial
                             --------  ---------- --------  ----------
Total revenues.............. $150,438   $21,534   $201,429   $15,054
Segment loss from operations   (4,739)   (2,223)    (5,484)   (3,927)
Segment assets..............   45,727        --     52,207        --

    Segment information has been prepared in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. Centene has two reportable segments: Medicaid and commercial. The segments were determined based upon types of services provided by each segment. Segment performance is evaluated based upon operating income after income taxes. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 2).

    The Medicaid segment includes operations to provide healthcare services to Medicaid eligible recipients through various federal and state supported programs.

    The commercial segment includes group accident and health managed care coverage. Effective December 31, 1999, the commercial line of business was discontinued.

21. Contract Acquisitions:

    In December 2000, MHSIC and Superior entered into agreements with Humana Inc. to transfer Humana's Medicaid contract with the state of Wisconsin to MHSIC and Humana's Medicaid contract with the state of Texas to Superior. Effective February 1, 2001, the state of Wisconsin approved the agreement, thereby allowing MHSIC to serve approximately 35,000 additional members in the state. Effective February 1, 2001, the state of Texas approved a management agreement between Superior and Humana Inc., thereby allowing Superior to manage approximately 30,000 additional members in Texas.

    As a result of the above transactions, $1,250 (the purchase price) was recorded as an intangible, purchased contract rights. Centene is amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

22. Common Stock Pro Forma Information (Unaudited):

    On October 4, 2001, the Board of Directors authorized the Company to file a Registration Statement with the U.S. Securities and Exchange Commission for an initial public offering of its common stock. The unaudited September 30, 2001, pro forma consolidated stockholders' equity and pro forma net income per common share information for the year ended December 31, 2000, and the nine months ended September 30, 2001, give effect to the conversion of all of the outstanding warrants and preferred stock into 5,918,343 shares of common stock upon the completion of the proposed offering. For purposes of the unaudited pro forma stockholders' equity, the transactions have been assumed to have occurred on September 30, 2001. For purposes of the unaudited pro forma net income per common share information, the transactions were assumed to have occurred as of January 1, 2000. The unaudited pro forma information presented does not purport to represent the financial position or net income per common share of the Company if such transactions had occurred on such dates or to project the Company's financial position or net income per common share as of any future date or for any future period.

                     CENTENE CORPORATION AND SUBSIDIARIES

                   (Dollars in thousands, except share data)


    The table below provides supporting calculations for the unaudited pro forma net income per common share.

                                                                                        Nine Months
                                                                           Year Ended      Ended
                                                                          December 31, September 30,
                                                                              2000         2001
                                                                          ------------ -------------
Computation of pro forma weighted average number of common shares outstanding:
   Historical............................................................     901,526      908,918
   Common shares issued on conversion of warrants and convertible
   preferred stock.......................................................   5,918,343    5,918,343
                                                                           ----------   ----------
Basic....................................................................   6,819,869    6,827,261
                                                                           ==========   ==========
Computation of pro forma weighted average number of common shares and potentially dilutive common shares outstanding:
   Historical............................................................   6,819,595    7,787,653
   Common shares issued on conversion of warrants and convertible
   preferred stock.......................................................   5,918,343    5,918,343
   Elimination of effect of warrants and convertible preferred shares in historical amount.....................................................  (5,918,343)  (5,918,343)
                                                                           ----------   ----------
Diluted..................................................................   6,819,595    7,787,653
                                                                           ==========   ==========

    [Graphic depicting a doctor holding a child accompanied by the following text:
    "Centene Corporation, Creating a better future in government services healthcare."]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       3,500,000 Shares

[LOGO] Centene Logo

                                 Common Stock

                             --------------------
                                  PROSPECTUS

                             --------------------

                                   SG COWEN

                          THOMAS WEISEL PARTNERS LLC

                              CIBC WORLD MARKETS

                                    , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

Item 13. Other Expenses of Issuance and Distribution.

    The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates, other than the SEC registration fee and the NASD fee.

          SEC registration fee.............................. $ 14,375
          NASD fee..........................................    6,250
          Nasdaq National Market application and listing fee   78,875
          Accounting fees and expenses......................  150,000
          Legal fees and expenses...........................  250,000
          Printing and engraving............................  225,000
          Transfer agent fees and expenses..................    5,000
          Blue sky fees and expenses........................   15,000
          Miscellaneous expenses............................   55,500
                                                             --------
             Total.......................................... $800,000
                                                             ========

Item 14. Indemnification of Directors and Officers.

    Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

    Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in our right) by reason of the fact that the person is or was one of our directors, officers, agents or employees or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner which the person reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The power to indemnify applies to actions brought by us or in our right as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to us, unless the court believes that in light of all the circumstances indemnification should apply.

    Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

    As permitted under Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

       . any breach of the director's duty of loyalty to us or our stockholders;

       . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

       . unlawful payments of dividends or unlawful stock re-purchases or redemptions; or

       . any transaction from which the director derived an improper personal benefit.

    Our by-laws further provide that:

       . we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

       . we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

       . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

    The indemnification provisions contained in our certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

    Please also see section 7 of the underwriting agreement relating to the offering, filed as Exhibit 1 to this Registration Statement, for indemnification arrangements between the underwriters, the selling stockholders and us.

Item 15. Recent Sales of Unregistered Securities.

    Set forth below is a description of our sales of unregistered securities since January 1, 1998. The sales made to investors were made in accordance with
Section 4(2) of the Securities Act and Regulation D ("Regulation D") under the Securities Act. Sales to our employees, directors and officers were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation provided under Rule 701.

  Series D Convertible Preferred Stock

    In March 1998, we sold 12,499 shares of common stock to Greylock Limited Partnership upon exercise of warrants at a price of $2.40 per share for gross proceeds of $29,998. The purchaser represented to us in writing that it acquired the shares for investment and agreed not to dispose of the shares except in compliance with the Securities Act. Based upon representation by the purchaser, we believe the purchaser was an "accredited investor" within the meaning of Regulation D and that the transaction was exempt under Rule 506 thereof.

    In September 1998, we sold 3,680,000 shares of series D preferred stock at a price of $5 per share for gross proceeds of $18,400,000. Investors included Strategic Investment Partners, Ltd., Cahill Warnock Strategic Partners Fund, L.P., Greylock Limited Partnership, Strategic Associates, L.P., D.L. Associates, Claire W. Johnson, Marshall & Ilsley Trust Company f/b/o Richard P. Wiederhold, Raymond Brinn, Robert J. Johannes and Jerome Fritsch, all of whom were "accredited investors" within the meaning of Regulation D. Each purchaser represented to us in writing that it acquired the shares for investment and agreed not to dispose of the shares except in compliance with the Securities Act. We believe the transactions were exempt under Section 4(2) of the Securities Act and Rule 506 of Regulation D.

    In February 1999, we sold 74 common shares to an employee upon exercise of warrants at a price of $2.40 per share for gross proceeds of $178. The sale was made pursuant to a written option agreement, appropriate restrictions on resale were imposed and the transaction was deemed exempt under Rule 701.

    In May 1999, we sold 40,000 shares of shares of series D preferred stock at a price of $5.00 per share for gross proceeds of $200,000. We sold the shares to Michael F. Neidorff, Brian Spanel and five of our other senior employees. The sales were made pursuant to contracts in which the employees represented that they were acquiring the shares for investment and agreed to appropriate investment restrictions. Certificates for the shares bear appropriate legends restricting transfer. Purchasers received appropriate disclosure documents. The transactions were deemed exempt under Section 4(2) of the Securities Act.

  Stock Options

    Each of the options summarized below were granted to our employees or directors or to employees of our subsidiaries pursuant to our written stock plans. The aggregate exercise prices of all options granted in any twelve month period did not exceed 15% of our total assets. In each case, the option agreements impose appropriate restrictions on resale. All option grants and exercises were deemed exempt pursuant to Rule 701.

    In 1998, we granted options to purchase 50,000, 25,000 and 7,000 shares of common stock to employees pursuant to our 1994, 1996 and 1998 Stock Plans, respectively.

    In 1999, we granted options to purchase 2,000, 107,000, 297,500 and 177,000 shares of common stock to employees pursuant to our 1994, 1996, 1998 and 1999 Stock Plans, respectively.

    In 2000, we granted options to purchase 115,000 and 416,000 shares of common stock to employees and directors pursuant to our 1999 and 2000 Stock Plans, respectively.

    In 2001, we granted options to purchase 89,500 shares of common stock to employees pursuant to our 2001 Stock Plan.


    Between January 1, 1998 and November 21, 2001, 16,895 options granted pursuant to our stock plans have been exercised at exercise prices ranging from $0.803 to $2.80.


Item 16. Exhibits and Financial Statement Schedules.

    a. Exhibits


Exhibit
Number                                            Description
------                                            -----------

 1      Underwriting Agreement

 3.1*   Articles of Incorporation of Centene Corporation, a Wisconsin corporation

 3.2*   Certificate of Incorporation of Centene Corporation, a Delaware corporation

  3.2a* Certificate of Amendment dated November 8, 2001 to Certificate of Incorporation of Centene
        Corporation, a Delaware corporation

 3.2b*  Certificate of Designations dated November 8, 2001 for Series A, B, C, and D Preferred Stock of
        Centene Corporation, a Delaware corporation

 3.3*   By-laws of Centene Corporation, a Wisconsin corporation

 3.4*   By-laws of Centene Corporation, a Delaware corporation

Exhibit
Number                                            Description
------                                            -----------

 4.1*   Specimen certificate for shares of common stock of Centene Corporation

 4.2*   Amended and Restated Shareholders' Agreement, dated September 23, 1998

 5*     Legal opinion of Armstrong Teasdale LLP

10.1*   Stock Purchase and Recapitalization Agreement by and among Community Health Centers Network,
        L.P., Superior HealthPlan, Inc., Centene Corporation and TACHC GP, Inc., dated September 10,
        2001

10.2*   Contract for Medicaid/BadgerCare HMO Services between Managed Health Services Insurance
        Corp. and Wisconsin Department of Health and Family Services, January 2000 - December 2001

10.3**  Agreement between Network Health Plan of Wisconsin, Inc. and Managed Health Services Insurance
        Corp., dated January 1, 2001

10.4*   1999 Contract for Services between the Texas Department of Health and Superior HealthPlan, Inc.
        (El Paso Service Area), dated May 14, 1999

10.5*   1999 Contract for Services between the Texas Department of Health and Superior HealthPlan, Inc.
        (Travis Service Area), dated August 9, 1999

10.6*   1999 Contract for Services between the Texas Department of Health and Superior HealthPlan, Inc.
        (Bexar Service Area), dated August 9, 1999

10.7*   Contract between the Office of Medicaid Policy and Planning, the Office of the Children's Health
        Insurance Program and Coordinated Care Corporation Indiana, Inc., dated January 1, 2001

10.8*   1994 Stock Plan

10.9*   1996 Stock Plan

10.10*  1998 Stock Plan

10.11*  1999 Stock Plan

10.12*  2000 Stock Plan

10.13*  Form of Incentive Stock Option Agreement

10.14*  Form of Non-statutory Stock Option Agreement

10.15*  Executive Employment Agreement between Centene Corporation and Karey Witty, dated January 1,
        2001

10.16*  Executive Employment Agreement between Centene Corporation and Brian G. Spanel, dated
        September 26, 2001

10.17*  Executive Employment Agreement between Centene Corporation and Joseph P. Drozda, M.D., dated
        October 30, 2000

10.18*  Executive Employment Agreement between Centene Management Corporation and Mary O'Hara, dated December 16, 1998

10.19*  Standard Office Lease between Centene Corporation and Clayton Investors Associates LLC, dated
        February 22, 1999

21*     List of subsidiaries

23      Consent of Independent Public Accountants

24a*    Power of Attorney

24b*    Power of Attorney executed by Edward L. Cahill and Howard E. Cox, Jr.

--------
*   Previously filed.
** Previously filed. Confidential treatment has been requested for a portion of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

    b. Financial Statement Schedule

        Report of Independent Public Accountants and Schedule of Valuation and Qualifying Accounts

Item 17. Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

        1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clayton, Missouri, on November 23, 2001.


                                          CENTENE CORPORATION

                                                  /s/ MICHAEL F. NEIDORFF
                                          By: _________________________________
                                                    Michael F. Neidorff
                                             President and Chief Executive
                                                          Officer


    Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 2 to the registration statement has been signed as of November 23, 2001 by the following persons in the capacities indicated.


          Name                                     Title
          ----                                     -----

 /s/ MICHAEL F. NEIDORFF President, Chief Executive Officer and Director
------------------------ (Chief Executive Officer)
  Michael F. Neidorff

   /s/ KAREY L. WITTY    Senior Vice President, Chief Financial Officer, Secretary
------------------------   and Treasurer (Chief Financial and Accounting
     Karey L. Witty        Officer)

           *             Director
------------------------
    Samuel E. Bradt

           *             Director
------------------------
 Walter E. Burlock, Jr.

           *             Director
------------------------
    Edward L. Cahill

                                   *           Director
                         ---------------------
                          Howard E. Cox, Jr.

                                   *           Director
                         ---------------------
                           Robert K. Ditmore

                                   *           Director
                         ---------------------
                           Claire W. Johnson

                                   *           Director
                         ---------------------
                         Richard P. Wiederhold

*By:   /s/ MICHAEL F. NEIDORFF
   ----------------------------
   Michael F. Neidorff
   Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit
Number                                            Description
------                                            -----------

 1      Underwriting Agreement

 3.1*   Articles of Incorporation of Centene Corporation, a Wisconsin corporation

 3.2*   Certificate of Incorporation of Centene Corporation, a Delaware corporation

  3.2a* Certificate of Amendment dated November 8, 2001 to Certificate of Incorporation of Centene
        Corporation, a Delaware corporation

  3.2b* Certificate of Designations dated November 8, 2001 for Series A, B, C, and D Preferred Stock of
        Centene Corporation, a Delaware corporation

 3.3*   By-laws of Centene Corporation, a Wisconsin corporation

 3.4*   By-laws of Centene Corporation, a Delaware corporation

 4.1*   Specimen certificate for shares of common stock of Centene Corporation

 4.2*   Amended and Restated Shareholders' Agreement, dated September 23, 1998

 5*     Legal opinion of Armstrong Teasdale LLP

10.1*   Stock Purchase and Recapitalization Agreement by and among Community Health Centers Network,
        L.P., Superior HealthPlan, Inc., Centene Corporation and TACHC GP, Inc., dated September 10,
        2001

10.2*   Contract for Medicaid/BadgerCare HMO Services between Managed Health Services Insurance
        Corp. and Wisconsin Department of Health and Family Services, January 2000 - December 2001

10.3**  Agreement between Network Health Plan of Wisconsin, Inc. and Managed Health Services Insurance
        Corp., dated January 1, 2001

10.4*   1999 Contract for Services between the Texas Department of Health and Superior HealthPlan, Inc.
        (El Paso Service Area), dated May 14, 1999

10.5*   1999 Contract for Services between the Texas Department of Health and Superior HealthPlan, Inc.
        (Travis Service Area), dated August 9, 1999

10.6*   1999 Contract for Services between the Texas Department of Health and Superior HealthPlan, Inc.
        (Bexar Service Area), dated August 9, 1999

10.7*   Contract between the Office of Medicaid Policy and Planning, the Office of the Children's Health
        Insurance Program and Coordinated Care Corporation Indiana, Inc., dated January 1, 2001

10.8*   1994 Stock Plan

10.9*   1996 Stock Plan

10.10*  1998 Stock Plan

10.11*  1999 Stock Plan

10.12*  2000 Stock Plan

10.13*  Form of Incentive Stock Option Agreement

10.14*  Form of Non-statutory Stock Option Agreement

10.15*  Executive Employment Agreement between Centene Corporation and Karey Witty, dated January 1,
        2001

10.16*  Executive Employment Agreement between Centene Corporation and Brian G. Spanel, dated
        September 26, 2001

10.17*  Executive Employment Agreement between Centene Corporation and Joseph P. Drozda, M.D., dated
        October 30, 2000

10.18*  Executive Employment Agreement between Centene Management Corporation and Mary O'Hara, dated December 16, 1998

10.19*  Standard Office Lease between Centene Corporation and Clayton Investors Associates LLC, dated
        February 22, 1999

21*     List of subsidiaries

23      Consent of Independent Public Accountants

24a*    Power of Attorney

24b*    Power of Attorney executed by Edward L. Cahill and Howard E. Cox, Jr.

--------
*   Previously filed.
** Previously filed. Confidential treatment has been requested for a portion of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Centene Corporation:

    We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Centene Corporation and subsidiaries included in this registration statement and have issued our report thereon dated November 13, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP


St. Louis, Missouri
November 13, 2001

                                                                    SCHEDULE II

                              CENTENE CORPORATION

                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS


                                       Balance     Amounts   Write-offs of Balance
                                     Beginning of Charged to Uncollectible End of
Allowance for Doubtful Receivables      Period     Expense    Receivables  Period
----------------------------------   ------------ ---------- ------------- -------
Year ended December 31, 1998........    $   --      $  412       $  --     $  412
Year ended December 31, 1999........       412         833          --      1,245
Year ended December 31, 2000........     1,245       1,390        (769)     1,866
Nine months ended September 30, 2001     1,866       1,165        (294)     2,737


                                      1